SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 7, 2007

STMicroelectronics N.V.
(Name of Registrant)
39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑                      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐                      No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-
Enclosure: STMicroelectronics N.V.’s First Quarter 2007:
•	Operating and Financial Review and Prospects;

•	Unaudited Interim Consolidated Statements of Income, Balance Sheets, Statements of Cash Flow, and Statements of Changes in Shareholders’ Equity and related Notes for the three months ended March 31, 2007; and

•	Certifications pursuant to Sections 302 (Exhibits 12.1 and 12.2) and 906 (Exhibit 13.1) of the Sarbanes-Oxley Act of 2002, submitted to the Commission on a voluntary basis.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Overview
The following discussion should be read in conjunction with our Unaudited Interim Consolidated Statements of Income, Balance Sheets, Statements of Cash Flow and Statements of Changes in Shareholders’ Equity for the three months ended March 31, 2007 and Notes thereto included elsewhere in this Form 6-K and in our annual report on Form 20-F for the year ended December 31, 2006 as filed with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on March 14, 2007 (the “Form 20-F”). The following discussion contains statements of future expectations and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “Critical Accounting Policies Using Significant Estimates”, “Business Outlook” and “Liquidity and Capital Resources—Financial Outlook”. Our actual results may differ significantly from those projected in the forward-looking statements. For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements in addition to the factors set forth below, see “Cautionary Note Regarding Forward-Looking Statements” and “Item 3. Key Information—Risk Factors” included in our annual report on Form 20-F for the year ended December 31, 2006 as filed with the SEC on March 14, 2007, as they may be updated in our SEC submissions from time to time. We assume no obligation to update the forward-looking statements or such risk factors.
Critical Accounting Policies Using Significant Estimates
The preparation of our Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), requires us to make estimates and assumptions that have a significant impact on the results we report in our Consolidated Financial Statements, which we discuss under the section “Results of Operations”. Some of our accounting policies require us to make difficult and subjective judgments that can affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during the reporting period. The primary areas that require significant estimates and judgments by management include, but are not limited to, sales returns and allowances; reserves for price protection to certain distributor customers; allowances for doubtful accounts; inventory reserves and normal manufacturing loading thresholds to determine costs to be capitalized in inventory; accruals for warranty costs, litigation and claims; valuation of acquired intangibles, goodwill, investments and tangible assets as well as the impairment of their related carrying values; restructuring charges; other non-recurring special charges and stock-based compensation charges; assumptions used in calculating pension obligations and share-based compensation; assessment of hedge effectiveness of derivative instruments; deferred income tax assets, including required valuation allowances and liabilities; provisions for specifically identified income tax exposures and income tax uncertainties; and evaluation of tax provisions. We base our estimates and assumptions on historical experience and on various other factors such as market trends and business plans that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While we regularly evaluate our estimates and assumptions, our actual results may differ materially and adversely from our estimates. To the extent there are material differences between the actual results and these estimates, our future results of operations could be significantly affected.
We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of our Consolidated Financial Statements:
•	Revenue recognition. Our policy is to recognize revenues from sales of products to our customers when all of the following conditions have been met: (a) persuasive evidence of an arrangement exists; (b) delivery has occurred; (c) the selling price is fixed or determinable; and (d) collectibility is reasonably assured. This usually occurs at the time of shipment.

Consistent with standard business practice in the semiconductor industry, price protection is granted to distribution customers on their existing inventory of our products to compensate them for declines in market prices. The ultimate decision to authorize a distributor refund remains fully within our control. We accrue a provision for price protection based on a rolling historical price trend computed on a monthly basis as a percentage of gross distributor sales. This historical price trend represents differences in recent months between the invoiced price and the final price to the distributor, adjusted if required, to accommodate a significant move in the current market price. The short outstanding inventory time period, visibility into the standard inventory product pricing (as opposed to certain customized products) and long distributor pricing history have enabled us to reliably estimate price protection provisions at period-end. We record the accrued amounts as a deduction of revenue at the time of the sale. If market conditions differ from our assumptions, this could have an impact on future periods; in particular, if market conditions were to deteriorate, net revenues could be reduced due to higher product returns and price reductions at the time these adjustments occur.

Our customers occasionally return our products from time to time for technical reasons. Our standard terms and conditions of sale provide that if we determine that products are non-conforming, we will repair or replace the non-conforming products, or issue a credit or rebate of the purchase price. Quality returns are not related to any technological obsolescence issues and are identified shortly after sale in customer quality control testing. Quality returns are always associated with end-user customers, not with distribution channels. We provide for such returns when they are considered as probable and can be reasonably estimated. We record the accrued amounts as a reduction of revenue.

Our insurance policies relating to product liability only cover physical and other direct damages caused by defective products. We do not carry insurance against immaterial, non-consequential damages. We record a provision for warranty costs as a charge against cost of sales based on historical trends of warranty costs incurred as a percentage of sales which we have determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period. Any potential warranty claims are subject to our determination that we are at fault and liable for damages, and such claims usually must be submitted within a short period following the date of sale. This warranty is given in lieu of all other warranties, conditions or terms expressed or implied by statute or common law. Our contractual terms and conditions typically limit our liability to the sales value of the products, which gave rise to the claims.

We maintain an allowance for doubtful accounts for potential estimated losses resulting from our customers’ inability to make required payments. We base our estimates on historical collection trends and record a provision accordingly. Furthermore, we are required to evaluate our customers’ credit ratings from time to time and take an additional provision for any specific account that we estimate as doubtful. In the first quarter of 2007, we did not record any new specific provision related to bankrupt customers in addition to our standard provision of 1% of total receivables based on the estimated historical collection trends. If we receive information that the financial condition of our customers has deteriorated, resulting in an impairment of their ability to make payments, additional allowances could be required.

While the majority of our sales agreements contain standard terms and conditions, we may, from time to time, enter into agreements that contain multiple elements or non-standard terms and conditions, which require revenue recognition judgments. Where multiple elements exist in an arrangement, the arrangement is allocated to the different elements based upon verifiable objective evidence of the fair value of the elements, as governed under Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (“EITF 00-21”).

Goodwill and purchased intangible assets. The purchase method of accounting for acquisitions requires extensive use of estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired, including in-process research and development, which is expensed immediately. Goodwill and intangible assets deemed to have indefinite lives are not amortized but are instead subject to annual impairment tests. The amounts and useful lives assigned to other intangible assets impact future amortization. If the assumptions and estimates used to allocate the purchase price are not correct or if business conditions change, purchase price adjustments or future asset impairment charges could be required. At March 31, 2007, the value of goodwill amounted to $224 million.

•	Impairment of goodwill. Goodwill recognized in business combinations is not amortized and is instead subject to an impairment test to be performed on an annual basis, or more frequently if indicators of impairment exist, in order to assess the recoverability of its carrying value. Goodwill subject to potential impairment is tested at a reporting unit level, which represents a component of an operating segment for which discrete financial information is available and is subject to regular review by segment management. This impairment test determines whether the fair value of each reporting unit for which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit, including its allocated goodwill. If lower, the implied fair value of the reporting unit goodwill is then compared to the carrying value of the goodwill and an impairment charge is recognized for any excess. In determining the fair value of a reporting unit, we usually estimate the expected discounted future cash flows associated with the reporting unit. Significant management judgments and estimates are used in forecasting the future discounted cash flows including: the applicable industry’s sales volume forecast and selling price evolution; the reporting unit’s market penetration; the market acceptance of certain new technologies and relevant cost structure; the discount rates applied using a weighted average cost of capital; and the perpetuity rates used in calculating cash flow terminal values. Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market evolution, our sales expectations and our costs evaluation and are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect, and future adverse changes in market conditions or operating results of acquired businesses not in line with our estimates may require impairment of certain goodwill. No impairment charges were recorded in the first quarter of 2007.

•	Intangible assets subject to amortization. Intangible assets subject to amortization include the cost of technologies and licenses purchased from third parties, internally developed software that is capitalized and purchased software. Intangible assets subject to amortization are reflected net of any impairment losses. These are amortized over a period ranging from three to seven years. The carrying value of intangible assets subject to amortization is evaluated whenever changes in circumstances indicate that the carrying amount may not be recoverable. In determining recoverability, we initially assess whether the carrying value exceeds the undiscounted cash flows associated with the intangible assets. If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. An impairment loss is recognized for the excess of the carrying amount over the fair value. We normally estimate the fair value based on the projected discounted future cash flows associated with the intangible assets. Significant management judgments and estimates are required and used in the forecasts of future operating results that are used in the discounted cash flow method of valuation, including: the applicable industry’s sales volume forecast and selling price evolution; our market penetration; the market acceptance of certain new technologies; and costs evaluation. Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market evolution and our sales expectations and are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect and that future adverse changes in market conditions or operating results of businesses acquired may not be in line with our estimates and may therefore require impairment of certain intangible assets. No impairment charges were recorded in the first quarter of 2007.

•	Property, plant and equipment. Our business requires substantial investments in technologically advanced manufacturing facilities, which may become significantly underutilized or obsolete as a result of rapid changes in demand and ongoing technological evolution. We estimate the useful life for the majority of our manufacturing equipment, which is the largest component of our long-lived assets, to be six years. This estimate is based on our experience with using equipment over time. Depreciation expense is a major element of our manufacturing cost structure. We begin to depreciate new equipment when it is put into use.

We evaluate each period whether there is reason to suspect that the carrying value of tangible assets or groups of assets might not be recoverable. Factors we consider important which could trigger an impairment review include: significant negative industry trends, significant underutilization of the assets or available evidence of obsolescence of an asset strategic management decisions impacting production or an indication that its economic performance is, or will be, worse than expected and a more likely than not expectation that assets will be sold or disposed of prior to their estimated useful life. In determining the recoverability of assets to be held and used, we initially assess whether the carrying value exceeds the undiscounted cash flows associated with the tangible assets or group of assets. If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. We normally estimate this fair value based on independent market appraisals or the sum of discounted future cash flows, using market assumptions such as the utilization of our fabrication facilities and the ability to upgrade such facilities, change in the selling price and the adoption of new technologies. We also evaluate the continued validity of an asset’s useful life when impairment indicators are identified. Assets classified as held for sale are reflected at the lower of their carrying amount or fair value less selling costs and are not depreciated during the selling period. Selling costs include incremental direct costs to transact the sale that we would not have incurred except for the decision to sell.

Our evaluations are based on financial plans updated with the latest projections of the semiconductor market and of our sales expectations, from which we derive the future production needs and loading of our manufacturing facilities, and which are consistent with the plans and estimates that we use to manage our business. These plans are highly variable due to the high volatility of the semiconductor business and therefore are subject to continuous modifications. If the future evolution differs from the basis of our plans, both in terms of market evolution and production allocation to our manufacturing plants, this could require a further review of the carrying amount of our tangible assets resulting in a potential impairment loss.

•	Inventory. Inventory is stated at the lower of cost or net realizable value. Cost is based on the weighted average cost by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on our manufacturing performance. In the case of underutilization of our manufacturing facilities, we estimate the costs associated with the excess capacity; these costs are not included in the valuation of inventories but are charged directly to cost of sales. Net realizable value is the estimated selling price in the ordinary course of business less applicable variable selling expenses.

The valuation of inventory requires us to estimate obsolete or excess inventory as well as inventory that is not of saleable quality. Provisions for obsolescence are estimated for excess uncommitted inventories based on the previous quarter sales, order backlog and production plans. To the extent that future negative market conditions generate order backlog cancellations and declining sales, or if future conditions are less favorable than the projected revenue assumptions, we could be required to record additional inventory provisions, which would have a negative impact on our gross margin.

•	Asset disposal. At December 31, 2006, we were required to evaluate the likelihood of the announced deconsolidation of our Flash memory business under Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“FAS 144”). Given the status of the project at March 31, 2007, we determined that the deconsolidation was still more likely than not to occur for accounting purposes and no impairment was required.

•	Restructuring charges. We have undertaken, and we may continue to undertake, significant restructuring initiatives, which have required us, or may require us in the future, to develop formalized plans for exiting any of our existing activities. We recognize the fair value of a liability for costs associated with exiting an activity when a probable liability exists and it can be reasonably estimated. We record estimated charges for non-voluntary termination benefit arrangements such as severance and outplacement costs meeting the criteria for a liability as described above. Given the significance of and the timing of the execution of such activities, the process is complex and involves periodic reviews of estimates made at the time the original decisions were taken. As we operate in a highly cyclical industry, we monitor and evaluate business conditions on a regular basis. If broader or new initiatives, which could include production curtailment or closure of other manufacturing facilities were to be taken, we may be required to incur additional charges as well as to change estimates of amounts previously recorded. The potential impact of these changes could be material and have a material adverse effect on our results of operations or financial condition. In the first quarter of 2007, the amount of restructuring charges and other related closure costs amounted to $12 million before taxes. See Note 7 to our Unaudited Interim Consolidated Financial Statements.

•	Share-based compensation. We are required to expense our employees’ share-based compensation awards for financial reporting purposes. We measure our share-based compensation cost based on the fair value on the grant date of each award. This cost is recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period, usually the vesting period, and is adjusted for actual forfeitures that occur before vesting. Our share-based compensation plans award shares contingent on the achievement of certain financial objectives, including market performance and financial results. In order to assess the fair value of this share-based compensation, we are required to estimate certain items, including the probability of meeting the market performance and financial results targets, the forfeitures and the service period of our employees. As a result, we recorded in the first quarter of 2007 a total pre-tax charge of $18 million out of which $15 million are related to the 2006 Unvested Stock Award Plan and $3 million to the 2005 Unvested Stock Award Plan.

•	Income taxes. We are required to make estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments also occur in the calculation of certain tax assets and liabilities and provisions.

We are required to assess the likelihood of recovery of our deferred tax assets. If recovery is not likely, we are required to record a valuation allowance against the deferred tax assets that we estimate will not ultimately be recoverable, which would increase our provision for income taxes. As of March 31, 2007, we believed that all of the deferred tax assets, net of valuation allowances, as recorded on our balance sheet, would ultimately be recovered. However, should there be a change in our ability to recover our deferred tax assets, in our estimates of the valuation allowance, or a change in the tax rates applicable in the various jurisdictions, this could have an impact on our future tax provision in the periods in which these changes could occur.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. Upon adoption of the Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”), we apply a two-step process for the evaluation of uncertain tax positions based on a “more likely than not” threshold to determine if a tax position will be sustained upon examination by the taxing authorities. We record provisions for tax positions for which sustainability does not meet the “more likely than not” threshold. We reverse provisions and recognize a tax benefit during the period if we ultimately determine that tax benefit can be realized upon settlement with a taxing authority. We reevaluate these uncertain tax positions on a quarterly basis in consideration of changes in facts or circumstances, changes in tax laws, effective settled issues under audit and new audit activity.

•	Patent and other intellectual property litigation or claims. As is the case with many companies in the semiconductor industry, we have from time to time received, and may in the future receive, communications alleging possible infringement of patents and other intellectual property rights of others. Furthermore, we may become involved in costly litigation brought against us regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to us, we may be required to take a license to the underlying intellectual property right upon economically unfavorable terms and conditions, and possibly pay damages for prior use, and/or face an injunction, all of which singly or in the aggregate could have a material adverse effect on our results of operations and ability to compete. See “Item 3. Key Information—Risk Factors—Risks Related to Our Operations—We depend on patents to protect our rights to our technology” included in our Form 20-F, as may be updated from time to time in our public findings.

We record a provision when we believe that it is probable that a liability has been incurred and when the amount of the loss can be reasonably estimated. We regularly evaluate losses and claims with the support of our outside attorneys to determine whether they need to be adjusted based on the current information available to us. Legal costs associated with claims are expensed as incurred. We are in discussion with several parties with respect to claims against us relating to possible infringements of patents and similar intellectual property rights of others.

As of the end of the first quarter of 2007, based on our assessment, we did not record any provisions in our financial statements relating to legal proceedings, because we had not identified any risk of probable loss that is likely to arise out of the proceedings. There can be no assurance, however, that we will be successful in resolving these proceedings. If we are unsuccessful, or if the outcome of any other litigation or claim were to be unfavorable to us, we may incur monetary damages, or an injunction or exclusion order.

•	Pension and Post Retirement Benefits. Our results of operations and our balance sheet include the impact of pension and post retirement benefits that are measured using actuarial valuations. At March 31, 2007, our pension obligations amount to $348 million based on the assumption that our employees will work with us until they reach the age of retirement. These valuations are based on key assumptions, including discount rates, expected long-term rates of return on funds and salary increase rates. These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. Any changes in the pension schemes or in the above assumptions can have an impact on our valuations.

•	Other claims. We are subject to the possibility of loss contingencies arising in the ordinary course of business. These include, but are not limited to: warranty costs on our products not covered by insurance, breach of contract claims, tax claims and provisions for specifically identified income tax exposures as well as claims for environmental damages. In determining loss contingencies, we consider the likelihood of a loss of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when we believe that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We regularly reevaluate any losses and claims and determine whether our provisions need to be adjusted based on the current information available to us. In the event of litigation that is adversely determined with respect to our interests, or in the event that we need to change our evaluation of a potential third-party claim based on new evidence or communications, this could have a material adverse effect on our results of operations or financial condition at the time it were to materialize.
Fiscal Year
Under Article 35 of our Articles of Association, our financial year extends from January 1 to December 31, which is the period end of each fiscal year. The first quarter of 2007 lasted until Saturday, March 31, 2007. The second quarter of 2007 will end on June 30, 2007 and the third quarter of 2007 will end on September 29, 2007. The fourth quarter of 2007 will end on December 31, 2007. Based on our fiscal calendar, the distribution of our revenues and expenses by quarter may be unbalanced due to a different number of days in the various quarters of the fiscal year.
Business Overview
The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products produced by us (which consists of the TAM and excludes PC motherboard major devices such as microprocessors (“MPU”), dynamic random access memories (“DRAMs”), and optoelectronics devices).
Effective January 1, 2007, to meet the evolving requirements of the market together with the pursuit of a strategic repositioning in Flash memory, we have reorganized our product segment groups into the Application Specific Product Groups, the Flash Memories Group and the Industrial and Multisegment Sector. Since such date we report our sales and operating income in three segments:
•	the Application Specific Groups (“ASG”) is comprised of the newly created Mobile, Multimedia & Communications Group (“MMC”) and the Home Entertainment & Displays Group (“HED”) as well as the existing Automotive Product Group (“APG”) and Computer Peripherals Group (“CPG”);

•	the Flash Memories Group (“FMG”), incorporates all the Flash memory operations (both NOR and NAND), including Technology R&D, all product related activities, front-end and back-end manufacturing, marketing and sales worldwide; and

•	the Industrial and Multisegment Sector (“IMS”) is comprised of the former Micro, Power, Analog (“MPA”) segment, which includes discrete and standard products plus standard microcontroller and industrial devices (including the Programmable Systems Memories (“PSM”) division); non-Flash memory products; and Micro-Electro-Mechanical Systems (“MEMS”) activity.
Based upon most recently published estimates, in the first quarter of 2007, semiconductor industry revenue increased year-over-year by approximately 3% for the TAM and remained flat for the SAM. On a sequential basis, the TAM and the SAM both registered a decrease estimated at approximately of 6% and 5%, respectively.

Our net revenues for the first quarter of 2007 were $2,276 million, decreasing 3.7% compared to $2,364 million in the first quarter of 2006, and reflecting a double-digit drop in the Telecom market segment. Flash memory revenues declined 21.6% while non-memory products sales were flat. Our sales performance was below the TAM and the SAM.
On a sequential basis, our net revenues decreased by 8.4% from $2,483 million in the fourth quarter of 2006. Our revenues were negatively impacted by seasonal dynamics in Consumer, Telecom and Computer that were partially offset by growth in Automotive Applications. Our first quarter of 2007 results were slightly below the mid range of the guidance released to the market anticipating a sequential decrease of net revenues between 3% and 11%. Our sequential revenue performance was below the TAM and the SAM.
In the first quarter of 2007, our effective exchange rate was $1.29 for €1.00, which reflects current exchange rate levels and the impact of certain hedging contracts, compared to an effective exchange rate was $1.20 for €1.00 and in the first quarter of 2006 and $1.28 for €1.00 in the fourth quarter of 2006. For a more detailed discussion of our hedging arrangements and the impact of fluctuations in exchange rates, see “Impact of Changes in Exchange Rates” below.
Our gross margin for the first quarter of 2007 decreased to 34.5%, compared to 35.4% in the first quarter of 2006. The lower gross margin mainly resulted from the combined negative impact of the decline in selling prices, the weakening of the U.S. dollar exchange rate against the other major international currencies and a less favorable product mix that exceeded the benefits of higher sales volumes and manufacturing efficiencies.
On a sequential basis, our gross margin decreased from 36.3% in the fourth quarter of 2006. This was the result of the combined effect of the decline in sales volumes and selling prices, which were partially mitigated by an improved product mix. Changes in the euro-U.S. dollar exchange rate caused no material impact on the gross margin in the sequential comparison. Our first quarter performance was within the guidance that indicated a gross margin of approximately 35% plus or minus 1 percentage point.
Our first quarter sales and operating results were negatively impacted by declines in wireless and consumer segments, in particular, as well as a tougher overall price environment and an unfavorable product mix within wireless. We also reduced factory loadings, which adversely affected our gross margin.
Our combined selling, general and administrative expenses and research and development expenses increased by approximately 5% on a year-over-year basis, but slightly decreased on a sequential basis. In the first quarter of 2007, our operating expenses included $18 million in share-based compensation expenses compared to $3 million in the first quarter of 2006 and $16 million in the fourth quarter of 2006. Due to the decline in revenues, our operating expenses to sales ratio was 30.6%, exceeding the comparable ratios registered for the 2006 quarters.
“Other income and expenses, net” resulted in a net expense of $15 million mainly due to spending for start-up costs and patent costs.
We registered a charge of $12 million for impairment, restructuring charges and other related closure costs relating to our 150-mm restructuring plan and our headcount restructuring plan.
The combined impact of these factors resulted in a significant decrease of our operating income in the first quarter of 2007, which amounted to $62 million compared to $140 million in the first quarter of 2006 and $173 million in the fourth quarter of 2006.
We recorded a net interest income of $17 million due to our liquidity position, which benefited from a trend of rising rates of the euro and from the efficient and diversified management of our entire investment portfolio of money market instruments and marketable securities. We also benefited from a one-time income recognition of $7 million related to our joint venture with Hynix Semiconductor Inc. in China, which was registered as “Earnings on equity investments”.
We registered an income tax expense of $11 million in the first quarter of 2007 compared to an income tax expense of $28 million in the first quarter of 2006.

In summary, our profitability during the first quarter of 2007 decreased due to the following negative factors:
•	decline in revenues mainly due to negative pricing trends;

•	higher operating expense to sales ratio;

•	negative amount of other income and expenses; and

•	euro exchange rate strengthening.
The factors above were partially offset by the following favorable factors:
•	continuous improvement of our manufacturing performances;

•	net interest income; and

•	earnings on equity investments.
During the first quarter, we made progress towards our objectives and initiatives. First, we continue our focus on cash flow and a lighter asset model for our Company. We are decreasing our capital intensity, as evidenced by our first quarter capital expenditures of $285 million, representing a 26% reduction from the prior quarter. For the full year, we are driving towards our capital expenditures to sales ratio target of approximately 12%, and are solidly on track based upon first quarter trends and our capital budget outlook for the rest of 2007. As a result, we are increasing our returns to shareholders with the planned 150% increase in the annual cash dividend to $0.30 per share.
Secondly, following our January 1, 2007 reorganization of NOR and NAND Flash businesses into a stand-alone segment, the internal carve-out activities are essentially completed and we continue to progress towards deconsolidation.
Finally, the strengthening of our product portfolio should generate market share gains that are expected to positively impact our operating results. Supported by the solid foundation of performance within Industrial, Multisegment and Automotive, the progress of ASG will be instrumental to accomplishing this objective. While ASG has been most affected by the current industry correction and our inventory actions during this period, we expect to see tangible signs of progress during 2007. In particular, new ASG products introduced in the first quarter of 2007, most importantly the 3G digital base band, are expected to increase our sales. We also expect that planned product introductions during the remainder of 2007, including new connectivity products, data-storage SoCs and digital-TV offerings together with progressive growth in multimedia processors will have a positive effect on our revenue performance.
These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” herein and “Item 3. Key Information – Risk Factors” in our Form 20-F as may be updated from time to time in our SEC filings.
Business Outlook
Our sales should resume growth in the second quarter of 2007; we expect sequential sales growth in the range between 4% and 10%. With respect to our gross margin for the upcoming quarter, two factors are anticipated to limit sequential margin expansion: first, the increased weakness of the U.S. dollar will have a negative impact; and second, we estimate an impact of about 40 basis points due to unloading of logic products at our Singapore fab in connection with the Flash memory carve-out. We therefore anticipate a second quarter gross margin level of about 35% plus or minus 1 percent.
These objectives are based on an assumed effective currency exchange rate of approximately $1.34 for €1.00 for the second quarter of 2007, which reflects current exchange rates levels combined with the impact of existing hedging contracts.

These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” herein and “Item 3. Key Information—Risk Factors” in our Form 20-F as may be updated from time to time in our SEC filings.
Other Developments in the First Quarter of 2007
As of January 1, 2007, we reorganized our product segment groups as follows: the Application Specific Groups, the Industrial and Multisegment Sector and the Flash Memories Group. The Application Specific Groups include the existing Automotive Products Group and Computer Peripherals Group and the newly created Mobile, Multimedia & Communications Group and Home Entertainment & Displays Group. The Industrial and Multisegment Sector contain the Microcontrollers, Memories & Smartcards Group and the Analog, Power & MEMS Group. The Flash Memories Group incorporates all Flash memory operations, including research and development and product-related activities, front- and back-end manufacturing, marketing and sales. In conjunction with this realignment, we announced a number of new executive and corporate vice presidents. These include Mr. Mario Licciardello as the Corporate Vice President and General Manager of the stand-alone Flash Memories Group; Mr. Carmelo Papa was promoted to Executive Vice President leading the Industrial and Multisegment Sector; Mr. Claude Dardanne as the new Corporate Vice President leading the Microcontrollers, Memories & Smartcards Group; Mr. Tommi Uhari was promoted to Executive Vice President over Mobile, Multimedia & Communications Group; and Mr. Christos Lagomichos promoted to Corporate Vice President for the Home Entertainment & Displays Group.
On January 16, 2007, we confirmed that the technology development at Crolles will continue beyond 2007 despite the announcement that NXP Semiconductors B.V. (“NXP Semiconductors”) will withdraw from the Crolles2 alliance at the end of 2007 and the joint technology cooperation agreements with NXP Semiconductors and Freescale Semiconductor, Inc. (“Freescale Semiconductor”) will expire on December 31, 2007. The Crolles2 alliance, in which we have partnered with NXP Semiconductors and Freescale Semiconductor, will work together to complete the program on 45-nm CMOS and manage the transition throughout 2007.
On January 22, 2007, a new option agreement was enacted with an independent foundation, Stichting Continuïteit ST (the “Stichting”), which will have an independent board. The new option agreement provides for the issuance of up to a maximum of 540,000,000 preference shares. The Stichting would have the option, which it shall exercise in its sole discretion, to take up the preference shares. The preference shares would be issuable if the board of the Stichting determines that hostile actions, such as a creeping acquisition or an unsolicited offer for our common shares, would be contrary to our interests, the interests of our shareholders, or of other stakeholders. If the Stichting exercises its call option and acquires preference shares, it must pay at least 25% of the par value of such preference shares. The new option agreement with the Stichting reflects changes in Dutch legal requirements, not a response to any hostile takeover attempt.
On February 14, 2007, we announced the expansion of our partnership with Premier Indian Institutes, BITS Pilani and IIT Delhi, to set up research and innovation labs. The main objective of these partnerships is to facilitate proliferation of Very Large Scale Integration (VLSI) design and the labs are expected to be operational by the second quarter of 2007.
In 2006, our shareholders at our annual shareholders meeting approved the grant of up to 5 million unvested stock awards to our senior executives and certain of our key employees, as well as the grant of up to 100,000 Unvested Stock Awards to our President and CEO. Pursuant to such approval, the Compensation Committee approved in April 2006 the conditions which shall apply to the vesting of such awards. These conditions related to three criteria related to our financial performance as well as the continued presence at the defined vesting dates in 2007, 2008 and 2009. About 5 million shares have been awarded under this plan as of March 31, 2007 and on February 28, 2007, the Compensation Committee noted that the three conditions fixed in April 2006 have been fulfilled triggering the vesting of the first tranche of the 2006 awards on April 27, 2007.
At our general meeting of shareholders held on April 26, 2007, our shareholders approved the following proposals of our Managing Board upon the recommendation of our Supervisory Board:
•	a cash dividend of $0.30 per share, a 150% increase to last year’s cash dividend distribution. The cash dividend distribution will take place in May 2007. On May 21, 2007, our common shares will trade ex-dividend on the three stock exchanges on which they are listed;

•	the appointment of Mr. Ray Bingham and Mr. Alessandro Ovi for three-year terms until the 2010 annual general meeting of shareholders as new Supervisory Board members in replacement of Mr. Robert White whose mandate was up at this year’s annual shareholders’ meeting and Mr. Antonio Turicchi who resigned from his position effective as of this year’s annual shareholders’ meeting;

•	the approval of the main principles of the 2007 stock-based compensation plan for our employees and CEO. As part of such plan and specifically as approved by the general meeting of shareholders, our President and CEO will be entitled to receive a maximum of 100,000 ordinary shares;

•	the adoption of the stock-based compensation plan, for members of our Supervisory Board;

•	the designation of our Supervisory Board as the corporate body authorized to resolve upon (i) issuance of any number of shares as comprised in the authorized share capital of our Company as this shall read from time to time, (ii) upon the terms and conditions of an issuance of shares, (iii) upon limitation and/or exclusion of pre-emptive rights of existing shareholders upon issuance of shares, and (iv) upon the granting of rights to subscribe for shares, all for a five-year period as of the date of our 2007 annual shareholders’ meeting;

•	the authorization of our Managing Board to acquire for a consideration on a stock exchange or otherwise up to such a number of fully paid-up ordinary shares and/or preference shares in our share capital as is permitted by law and our Articles of Association as per the moment of such acquisition – other than acquisition of shares pursuant to article 5, paragraph 2 of our Articles of Association – for a price (i) per ordinary share which at such moment is within a range between the par value of an ordinary share and 110% of the share price per ordinary share on EuronextTM Paris, the New York Stock Exchange or Borsa Italiana, whichever at such moment is the highest, and (ii) per preference share which is calculated in accordance with article 5, paragraph 5 of our Articles of Association, taking into account the amendment to our Articles of Association, for a period of eighteen months as of the date of our 2007 annual shareholders’ meeting; and

•	amendments to our Articles of Association.
In addition, at our annual general meeting of shareholders held in Amsterdam on April 26, 2007, our shareholders approved our accounts which were reported in accordance with International Financial Reporting Standards (IFRS).
Results of Operations
Segment Information
We operate in two business areas: Semiconductors and Subsystems.
In the semiconductors business area, we design, develop, manufacture and market a broad range of products, including discrete, memories and standard commodity components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, we further participate in the manufacturing value chain of Smart card products through our divisions, which include the production and sale of both silicon chips and Smart cards.
Pursuing the strategic repositioning in Flash Memory and in order to better meet the requirements of the market, we realigned our product groups effective January 1, 2007. Since such date, we report our semiconductor sales and operating income in the following three product segments:
•	Application Specific Groups (“ASG”) segment, comprised of three product lines – Home Entertainment & Displays Group (“HED”), Mobile, Multimedia & Communications Group (“MMC”) and Automotive Product Group (“APG”);

•	Flash Memories Group (“FMG”) segment; and

•	Industrial and Multisegment Sector (“IMS”), comprised of the former Micro, Power, Analog (“MPA”) segment, non-Flash memory products and Micro-Electro-Mechanical Systems (“MEMS”).

We have restated our results in prior periods for illustrative comparisons of our performance by product segment and by period. The segment information of 2006 has been restated using the same principles applied to 2007. The preparation of segment information according to the new segment structure requires management to make significant estimates, assumptions and judgments in determining the operating income of the segments for the prior reporting periods. However, we believe the presentation of the segment information for 2006 is comparable to 2007 and we are using these comparatives for business management.
Our principal investment and resource allocation decisions in the semiconductor business area are for expenditures on research and development and capital investments in front-end and back-end manufacturing facilities. These decisions are not made by product segments, but on the basis of the semiconductor business area. All these product segments share common research and development for process technology and manufacturing capacity for most of their products.
In the subsystems business area, we design, develop, manufacture and market subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to our business as a whole, the Subsystems segment does not meet the requirements for a reportable segment as defined in Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (“FAS 131”).
The following tables present our consolidated net revenues and consolidated operating income by semiconductor product group segment. For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. Additionally, in compliance with our internal policies, certain cost items are not charged to the segments, including impairment, restructuring charges and other related closure costs, start-up costs of new manufacturing facilities, some strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate level operating expenses and certain other miscellaneous charges.

	(unaudited)
	Three Months Ended
	March 31, 2007	April 1, 2006
	(in millions)
Net revenues by product segments:
Application Specific Groups (ASG)	$1,220	$1,317
Flash Memories Group (FMG)	323	412
Industrial and Multisegment Sector (IMS)	722	621
Others(1)	11	14
Total consolidated net revenues	$2,276	$2,364

(1)	Includes revenues from sales of subsystems and other products not allocated to product segments.

	(unaudited)
	Three Months Ended
	March 31, 2007	April 1, 2006
	(in millions)
Operating income (loss) by product segments:
Application Specific Groups (ASG)	$(1)	$95
Flash Memories Group (FMG)	(17)	(16)
Industrial and Multisegment Sector (IMS)	107	77

Total operating income of product segments	89	156
Others(1)	(27)	(16)

Total consolidated operating income	$62	$140

(1)	Operating income (loss) of “Others” includes items such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products Group.

	(unaudited)
	Three Months Ended
	March 31, 2007	April 1, 2006
	(as percentages of net revenues)
Operating income (loss) by product segments:
Application Specific Groups (ASG)(1)	(0.1)%	7.2%
Flash Memories Group (FMG)(1)	(5.3)	(3.9)
Industrial and Multisegment Sector (IMS)(1)	14.8	12.4
Others(2)	(1.2)	(0.7)
Total consolidated operating income(3)	2.7%	5.9%

(1)	As a percentage of net revenues per product group.

(2)	As a percentage of total net revenues. Includes operating income (loss) from sales of subsystems and other income (costs) not allocated to product segments.

(3)	As a percentage of total net revenues.

	(unaudited)
	Three Months Ended
	March 31, 2007	April 1, 2006
	(in millions)
Reconciliation to consolidated operating income:
Total operating income of product segments	$89	$156
Strategic and other research and development programs	(4)	(3)
Start-up costs	(10)	(11)
Impairment, restructuring charges and other related closure costs	(12)	(13)
Other non-allocated provisions(1)	(1)	11
Total operating loss Others(2)	(27)	(16)

Total consolidated operating income	$62	$140

(1)	Includes unallocated income and expenses such as certain corporate level operating expenses and other costs that are not allocated to the product segments.

(2)	Operating income (loss) of “Others” includes items such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products Group.
Net revenues by location of order shipment and by market segment
The table below sets forth information on our net revenues by location of order shipment:

	(unaudited)
	Three Months Ended
	March 31, 2007	April 1, 2006
	(in millions)
Net Revenues by Location of Order Shipment(1)
Europe	$771	$720
North America(2)	284	328
Asia Pacific	429	514
Greater China	556	596
Japan	111	83
Emerging Markets(2)(3)	125	123

Total	$2,276	$2,364

(1)	Net revenues by location of order shipment are classified by location of customer invoiced. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues.

(2)	As of July 2, 2006, the region “North America” includes Mexico, which was part of Emerging Markets in prior periods. Amounts have been reclassified to reflect this change.

(3)	Emerging Markets include markets such as India, Latin America, the Middle East and Africa, Europe (non-EU and non-EFTA) and Russia.

The table below shows our net revenues by location of order shipment and market segment application in percentages of net revenues:

	(unaudited)
	Three Months Ended
	March 31, 2007	April 1, 2006
	(as percentages of net revenues)
Net Revenues by Location of Order Shipment(1)
Europe	33.9%	30.5%
North America(2)	12.5	13.9
Asia Pacific	18.8	21.7
Greater China	24.4	25.2
Japan	4.9	3.5
Emerging Markets(2)(3)	5.5	5.2

Total	100.0%	100.0%
Net Revenues by Market Segment Application(4):
Automotive	16%	15%
Consumer	17	16
Computer	17	17
Telecom	34	38
Industrial and Other	16	14

Total	100.0%	100.0%

(1)	Net revenues by location of order shipment are classified by location of customer invoiced. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues.

(2)	As of July 2, 2006, the region “North America” includes Mexico, which was part of Emerging Markets in prior periods. Amounts have been reclassified to reflect this change.

(3)	Emerging Markets include markets such as India, Latin America, the Middle East and Africa, Europe (non-EU and non-EFTA) and Russia.

(4)	The above table estimates, within a variance of 5% to 10% in the absolute dollar amount, the relative weighting of each of our target segments.

The following table sets forth certain financial data from our Consolidated Statements of Income, expressed in each case as a percentage of net revenues:

	(unaudited)
	Three Months Ended
	March 31, 2007	April 1, 2006
	(as percentage of net revenues)
Net sales	99.7%	100.0%
Other revenues	0.3	0.0
Net revenues	100.0	100.0
Cost of sales	(65.5)	(64.6)
Gross profit	34.5	35.4
Selling, general and administrative	(11.5)	(10.8)
Research and development	(19.1)	(17.3)
Other income and expenses, net	(0.7)	(0.8)
Impairment, restructuring charges and other related closure costs	(0.5)	(0.6)
Operating income	2.7	5.9
Interest income, net	0.8	0.9
Earnings (loss) on equity investments	0.3	(0.1)
Income before income taxes and minority interests	3.8	6.7
Income tax expense	(0.5)	(1.2)
Income before minority interests	3.3	5.5
Minority interests	0.0	0.1
Net income	3.3%	5.6%
First Quarter of 2007 vs. First Quarter of 2006 and Fourth Quarter of 2006
Based upon most recently published estimates, in the first quarter of 2007, semiconductor industry revenue increased year-over-year by approximately 3% for the TAM and was flat for the SAM. On a sequential basis, revenues in the first quarter of 2007 decreased by approximately 6% for the TAM and 5% for the SAM.
Net Revenues

	Quarter ended			% Variation
	March 31, 2007	Dec 31, 2006	April 1, 2006	Sequential	Year-over-year
	(in millions)

Net sales	$2,269	$2,482	$2,363	(8.6)%	(3.9)%
Other revenues	7	1	1	—	—

Net revenues	$2,276	$2,483	$2,364	(8.4)%	(3.7)%

Year-over-year comparison
Our first quarter 2007 net revenues decreased 3.7% compared to the first quarter of 2006, mainly as a result of the decline in our average selling prices of about 6% due to ongoing pricing pressure in the semiconductor market. Furthermore, our sales units were higher. In the quarter, we benefited from a higher amount in other revenues which was related to the selling of raw materials that did not meet our quality standards to end users in other industries.
With reference to our product group segments, ASG and FMG net revenues decreased while IMS improved its revenue performance. ASG net revenues decreased 7.3% due to a significant decline in selling prices as well as by a less favorable product mix that was partially offset by higher sales volumes; the main decreases were registered in Imaging and Cellular Communication while Automotive products registered an increase. FMG net revenues decreased 21.6% as a result of lower sales volume and declining selling prices; wireless products decreased by approximately 23% and NAND products decreased by approximately 31%. Revenue performance for IMS was significant with a 16.1% growth driven by increased sales volumes in most of its main product families.
By market segment application, Telecom was the main contributor to the negative year-over-year variation with an approximately 12% decline.

By location of order shipment, the most significant decrease was experienced in the Asia Pacific region which declined by approximately 17%, which was also due to seasonal factors; North America and Greater China regions experienced a decrease by approximately 13% and 7%, while net revenues increased by approximately 35% in Japan, 7% in Europe and remained flat in the Emerging Markets.
We had several large customers, with the largest one, the Nokia group of companies, accounting for approximately 19% of our first quarter of 2007 net revenues, which was lower than the approximate 22% it accounted for during the first quarter of 2006. Our top ten OEM (original equipment manufacturers) customers accounted for approximately 50% of our net revenues compared to approximately 52% in the first quarter of 2006. Sales to distributors accounted for approximately 19% in the first quarter of 2007, compared to 18% in the first quarter of 2006.
Sequential comparison
Our first quarter 2007 net revenues declined 8.4% due to seasonal factors, including a significant decrease in sales volume and a decline in selling prices of about 3%.
All product group segments registered a decrease in net revenues. ASG decreased 9.1% as a result of lower sales volume and declining selling prices; the principal decreases were in Imaging, Home Video and Cellular Communication while net revenues in Automotive and Data Storage registered an increase. IMS decreased 5.1% mainly due to lower sales volume and decline in selling prices; most of the product families registered a decrease in sales volume. FMG registered a decline of 13.4% due to lower sales volumes and strong downward price pressure; net revenues decreased in Wireless products by approximately 15% while they increased by approximately 2% in NAND products.
Several of our market segment applications experienced a drop in revenues, with Consumer, Telecom and Computer being the main contributors for the decline, decreasing by approximately 13%, 12%, and 8%, respectively.
By location of order shipment, seasonal factors negatively impacted all regions. Net revenues in Greater China, Asia Pacific, Emerging Markets and North America decreased by approximately 15%, 14%, 7% and 6%, respectively while net revenues in Europe and Japan remained flat.
In the first quarter of 2007, we had several large customers, with the largest one, the Nokia group of companies, accounting for approximately 19% of our net revenues, decreasing from the 21% it accounted for during the fourth quarter of 2006. Our top ten OEM customers accounted for approximately 50% of our net revenues in the first quarter of 2007 compared to 49% in the fourth quarter of 2006. Sales to distributors were approximately 19% in the first quarter of 2007 compared to 20% in the fourth quarter of 2006.
Gross profit

	Quarter ended			% Variation
	March 31, 2007	Dec 31, 2006	April 1, 2006	Sequential	Year-over-year
		(in millions)
Cost of sales	$(1,491)	$(1,582)	$(1,527)	5.8%	2.4%
Gross profit	$785	$901	$837	(12.8)%	(6.1)%
Gross margin (as a percentage of net revenues)	34.5%	36.3%	35.4%	—	—
On a year-over-year basis, our gross profit decreased by 6.1%. In the same period, our gross margin decreased from 35.4% to 34.5%, mainly caused by the combined negative effect of the strong selling price decline, an unfavorable trend of the U.S. dollar exchange rate and a less favorable product mix.
On a sequential basis, our gross profit decreased 12.8%, mainly because of the lower sales volumes and the continuing downward pressure on our selling prices that were partially compensated by an improved product mix. Due to these factors, our gross margin decreased from 36.3% to 34.5%.

Selling, general and administrative expenses

	Quarter ended			% Variation
	March 31, 2007	Dec 31, 2006	April 1, 2006	Sequential	Year-over-year
	(in millions)

Selling, general and administrative expenses	$(261)	$(281)	$(256)	6.9%	(1.9)%
As percentage of net revenues	(11.5)%	(11.3)%	(10.8)%	—	—
The amount of our selling, general and administrative (“SG&A”)expenses slightly increased on year-over-year basis; mainly due to the U.S. dollar rate weakening and higher stock-based compensation charges. Our stock-based compensation charges were $10 million in the first quarter of 2007 and $2 million in the first quarter of 2006. Combined with our net revenues decline, our first quarter 2007 ratio of SG&A to sales was 11.5% compared to 10.8% for the first quarter of 2006.
Selling, general and administrative decreased 6.9% compared to the fourth quarter of 2006, which included $9 million of stock-based compensation. There was no material change in the SG&A to sales ratio.
Research and development expenses

	Quarter ended			% Variation
	March 31, 2007	Dec 31, 2006	April 1, 2006	Sequential	Year-over-year
		(in millions)

Research and development expenses	$(435)	$(430)	$(409)	(1.3)%	(6.6)%
As percentage of net revenues	(19.1)%	(17.3)%	(17.3)%	—	—
On a year-over-year basis and sequentially, our research and development expenses increased mainly due to higher investments in R&D, higher compensation charges and the negative impact of the effective U.S. dollar exchange rate. Our stock-based compensation charges were $5 million in the first quarter of 2007 compared to $1 million in the first quarter of 2006.
On a sequential basis, research and development expenses remained basically flat. Our stock-based compensation charges were $5 million both in the first quarter of 2007 and fourth quarter of 2006.
Other income and expenses, net

	Quarter ended
	March 31, 2007	Dec 31, 2006	April 1, 2006
	(in millions)

Research and development funding	$11	$21	$4
Start-up costs	(10)	(16)	(11)
Exchange gain (loss), net	(4)	1	(5)
Patent litigation costs	(7)	(8)	(4)
Patent pre-litigation costs	(2)	(3)	(2)
Gain on sale of non-current assets	1	—	—
Other, net	(4)	(2)	(1)
Other income and expenses, net	(15)	(7)	(19)
As a percentage of net revenues	(0.7)%	(0.3)%	(0.8)%
Other income and expenses, net results mainly include, as income, items such as research and development funding, gains on sale of non-current assets, and as expenses, start-up costs, net exchange rate results and patent claim costs. In the first quarter of 2007, research and development funding income was associated with our research and development projects, which qualify as funding on the basis of contracts with local government agencies in locations where we pursue our activities. In the first quarter of 2007, all of these factors resulted in a net expense of $15 million, which was mainly the result of expenses associated with patent litigation and with the start-up/phase-out costs related to our conversion to the 200-mm fab in Agrate (Italy) and our

150mm fab in Rousset (France), to the build-up of the 300-mm fab in Catania (Italy) and to the 150-mm fab expansion in Singapore; and as income, the funding related to our research and development activities.
Impairment, restructuring charges and other related closure costs

	Quarter ended
	March 31, 2007	Dec 31, 2006	April 1, 2006
	(in millions)

Impairment, restructuring charges and other related closure costs	$(12)	$(10)	$(13)
As a percentage of net revenues	(0.5)%	(0.4)%	(0.6)%
In the first quarter of 2007, we recorded impairment, restructuring charges and other related closure costs of $12 million. This expense was related to:
•	our headcount restructuring plan resulted in charges of $3 million mainly for employee termination benefits; and

•	our 150-mm restructuring plan, which generated charges of approximately $9 million.
In the first quarter of 2006, impairment, restructuring charges and other related closure costs amounted to $13 million and were mainly related to the same restructuring plans ($7 million for the headcount restructuring plan and $6 million for 150-mm restructuring plan).
In the fourth quarter of 2006, we booked $10 million in impairment, restructuring charges and other related closures costs, composed of $4 million for the headcount restructuring plan and $6 million for the 150-mm restructuring plan.
See Note 7 to our Unaudited Interim Consolidated Financial Statements.
Operating income

	Quarter ended
	March 31, 2007	Dec 31, 2006	April 1, 2006
	(in millions)

Operating income	$62	$173	$140
As a percentage of net revenues	2.7%	7.0%	5.9%
Year-over-year basis
Our operating income decreased due to the following factors that negatively impacted our profitability and were only partially balanced by manufacturing performance improvement: the declining selling prices, which drove lower revenues and the negative trend of the U.S. dollar exchange rate.
In the first quarter of 2007, with reference to our product group segments, we registered an operating income in IMS, a breakeven in ASG and a loss in FMG. ASG operating result was at breakeven, decreasing from an operating income of $95 million, primarily due to the drop in its revenues that were impacted by the decline in selling prices. IMS operating income improved from $77 million to $107 million, supported by higher sales volume and a more favorable product mix. FMG operating loss of $17 million was equivalent to the prior year in spite of the decline in revenues since it benefited from improved manufacturing efficiencies.
Sequentially
The sequential decline in our operating income was due to seasonal factors and other items that negatively impacted our profitability including lower volumes of sales and continuous downward pressure on selling prices.
In the first quarter of 2007, ASG operating income decreased from $111 million profit mainly due to lower sales volume. IMS operating income also declined from $125 million mainly due to declining sales. FMG decreased its operating loss from $24 million mainly due to an improved product mix in spite of the decline in sales volumes.
Interest income, net

	Quarter ended
	March 31, 2007	Dec 31, 2006	April 1, 2006
	(in millions)

Interest income, net	$17	$25	$22
Net interest income was $17 million in the first quarter of 2007, primarily due to the trend of rising interest rates in connection with euro-denominated investments and to the efficient and diversified investment management of available liquidity between money market instruments and marketable securities. Sequentially, the results show an improvement for financial activity but are lower in absolute terms since we did not benefit from one-time interest recognized as income in connection with a positive tax settlement in one of the jurisdictions where we operate as in the fourth quarter of 2006. In comparison with the first quarter of 2006, the net interest income was lower mainly due to the redemption in August 2006 of $1.4 billion of our 2013 Convertible Bonds.
Earnings (loss) on equity investments

	Quarter Ended
	March 31, 2007	Dec 31, 2006	April 1, 2006
	(in $ millions)

Earnings (loss) on equity investments	$7	$(1)	(4)
The earnings in the first quarter of 2007 are mainly related to our investment as minority shareholder in our joint venture with Hynix Semiconductor Inc. in China, which included a one-time income recognition.
Income tax benefit (expense)

	Quarter ended
	March 31, 2007	Dec 31, 2006	April 1, 2006
	(in millions)

Income tax benefit (expense)	$(11)	$80	$(28)
During the first quarter of 2007, we incurred an income tax expense of $11 million. The estimated effective tax rate for the year was approximately 12.5% computed on the basis of estimated tax charges for the year in each jurisdiction. During the first quarter of 2006, we had an income tax expense of $28 million, which included a tax provision of $4 million related to a pre-settlement tax on audit in one of our jurisdictions. During the fourth quarter of 2006, we recorded an income tax benefit of $80 million, which was the result of certain provision reversals and certain benefits, net of the actual tax charges accrued in each jurisdiction for the total year of 2006. The fourth quarter of 2006 benefit was primarily the result of a provision reversal of approximately $90 million due to the favorable outcome of a tax litigation; these benefits were partially offset by provisions of approximately $33 million related to certain tax assessments.
Our tax rate is variable and depends on changes in the level of operating income within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimated tax provisions due to new events. We currently enjoy certain tax benefits in some countries; as such benefits may not be available in the future due to changes in the local jurisdictions, our effective tax rate could be different in future quarters and may increase in the coming years.

Net income

	Quarter ended
	March 31, 2007	Dec 31, 2006	April 1, 2006
	(in millions)

Net income	$74	$276	$132
As percentage of net revenues	3.3%	11.1%	5.6%
For the first quarter of 2007, we reported a net income of $74 million, compared to net income of $132 million in the first quarter of 2006 and net income of $276 million in the fourth quarter of 2006. Basic and diluted earnings per share for the first quarter of 2007 were $0.08, declining from basic and diluted earnings of $0.15 and $0.14, respectively, for the first quarter of 2006 and declining compared to basic and diluted earnings per share of $0.31 and $0.30, respectively, for the fourth quarter of 2006.
Legal Proceedings
We are currently a party to legal proceedings with SanDisk Corporation.
On October 15, 2004, SanDisk filed a complaint against us with the United States International Trade Commission (the “ITC”) with respect to certain NAND memory products, alleging patent infringement and seeking an order excluding our NAND products from importation into the United States. On November 15, 2004, the ITC instituted an investigation against us in response to the complaint. On October 19, 2005, Administrative Law Judge Paul J. Luckern, in his Initial Determination, ruled that our NAND products do not infringe the asserted SanDisk patent, and that there was no violation of Section 337 of the U.S. Tariff Act of 1930. On December 5, 2005, the ITC confirmed its initial decision. On March 6, 2007 the United States Court of Appeals for the Federal Circuit in Washington D.C. affirmed the ITC decision without opinion.
On October 15, 2004, SanDisk filed a complaint for patent infringement, and declaratory judgment of non-infringement and patent invalidity against us with the United States District Court for the Northern District of California. The complaint alleged that our products infringe a SanDisk U.S. patent and seeks a declaratory judgment that SanDisk does not infringe several of our U.S. patents. By order dated January 4, 2005, the court stayed SanDisk’s patent infringement claim pending a final determination in the ITC action discussed above. On January 20, 2005, the court issued an order granting our motion to dismiss the declaratory judgment causes of action. SanDisk has appealed the order to the United States Court of Appeals for the Federal Circuit which on March 26, 2007, reversed the decision of the trial court and remanded for further proceedings. On April 20, 2007, we filed a petition for rehearing with the United States Court of Appeals for the Federal Circuit. This matter currently remains stayed.
On February 4, 2005, we filed two complaints for patent infringement against SanDisk with the United States District Court for the Eastern District of Texas. The complaints allege that SanDisk products infringe seven of our U.S. patents. On April 22, 2005, SanDisk filed a counterclaim against us alleging that our products infringe two SanDisk patents. On January 12, 2007, the District Court Judge granted summary judgment of non infringement in favor of SanDisk regarding the ST patent asserted in the first action. In the second action, concerning six of our patents and two SanDisk patents, the District Court Judge issued an order on March 26, 2007, temporarily staying the case through June 24, 2007, to permit the parties to pursue settlement discussions.
On October 14, 2005, we filed a complaint against SanDisk and its current CEO Dr. Eli Harari before the Superior Court of California, County of Alameda. The complaint seeks, among other relief, assignment of certain SanDisk patents that resulted from inventive activity on the part of Dr. Harari that took place while he was an employee, officer and/or director of Waferscale Integration, Inc. and actual, incidental, consequential, exemplary and punitive damages in an amount to be proven at trial. We are the successor to Waferscale Integration, Inc. by merger. SanDisk removed the matter to the United States District Court for the Northern District of California which remanded the matter to the Superior Court of California, County of Alameda in July 2006. SanDisk moved to transfer the case to the Superior Court of California, County of Santa Clara and to stay the action, both of which motions were denied by the trial court. SanDisk appealed these rulings and on January 12, 2007, the California Court of Appeals ordered that the case be transferred to the Superior Court of California County of Santa Clara. A decision regarding SanDisk’s appeal of the denial of its motion to stay this matter is expected shortly from the Court of Appeals.

On January 10, 2006, SanDisk filed a complaint against us with the ITC with respect to certain NAND and NOR memory products, alleging patent infringement of three SanDisk patents and seeking an order excluding our NAND and NOR products from importation into the United States. In May 2006, SanDisk voluntarily dismissed one of the three patents asserted in the ITC action. The ITC trial was held in Washington D.C. from December 4 to December 14, 2006. Post-trial briefing was completed in January 2007. Staff counsel for the ITC, along with our Company, is advocating that a finding of no violation of Section 337 be adopted by the ITC. The administrative law judge’s Initial Determination will be issued by June 1, 2007 and the ITC’s target date for completion of this investigation is October 1, 2007.
SanDisk filed a corresponding federal court action to the above ITC complaint in the United States District Court for the Northern District of California. Those actions have been consolidated and stayed pending the final determination of the on going ITC investigation.
With respect to the lawsuits with SanDisk as described above, we currently believe that no developments have arisen that would require us to provide for a reserve in our accounts because we have not identified any risk of probable loss that is likely to arise out of these proceedings.
We are also a party to legal proceedings with Tessera, Inc.
On January 31, 2006, Tessera filed suit against us, adding our Company as a co-defendant, with several other semiconductor and packaging companies to a lawsuit filed by Tessera on October 7, 2005, against Advanced Micro Devices Inc. and Spansion in the United States District Court for the Northern District of California. Tessera is claiming that certain of our BGA packages infringe certain patents owned by Tessera, and that ST is liable for royalties. Tessera is also claiming that various ST entities breached a 1997 License Agreement and that ST is liable for royalties as a result. The District Court judge recently vacated the trial schedule and no trial date is currently set. In February and March 2007, our codefendants Siliconware Precision Industries Co., Ltd. and Siliconware USA, Inc., filed six reexamination requests with the U.S. Patent and Trademark Office covering all of the claims asserted by Tessera in the lawsuit. On April 20, 2007, the U.S. Patent and Trademark Office initiated reexaminations in response to three of the reexamination requests and on May 4, 2007, the U.S. Patent and Trademark Office initiated reexaminations in response to two more of the reexamination requests. A decision regarding the remaining reexamination request is expected shortly.
On April 17, 2007, Tessera filed a complaint against us Spansion, ATI Technologies, Inc., Qualcomm, Motorola and Freescale with the ITC with respect to certain small format ball grid array packages and products containing same, alleging patent infringement of two of the Tessera patents previously asserted in the District Court action described above and seeking an order excluding importation of the accused products into the United States. A decision from the ITC regarding whether or not to institute an investigation is expected shortly.
Related-Party Transactions
One of the members of our Supervisory Board is the Chairman and CEO of France Telecom, one is a member of the Board of Directors of Thomson, another is the non-executive Chairman of the Board of Directors of ARM Holdings plc and a non-executive director of Soitec, and one is member of the Supervisory Board of BESI. France Telecom and its subsidiaries supply certain services to our Company and Thomson is one of our strategic customers. We believe that these transactions are made on an arms-length basis in line with market practices and conditions.
On March 30, 2007, we entered into a new technology license agreement with ARM Limited. This agreement was made on an arms length basis in line with market practices and conditions.

Impact of Changes in Exchange Rates
Our results of operations and financial condition can be significantly affected by material changes in exchange rates between the U.S. dollar and other currencies where we maintain our operations, particularly the euro, the Singapore dollar and the Japanese yen.
As a market rule, the reference currency for the semiconductor industry is the U.S. dollar and product prices are mainly denominated in U.S. dollars. However, revenues for certain of our products (primarily dedicated products sold in Europe and Japan) are quoted in currencies other than the U.S. dollar and as such are directly affected by fluctuations in the value of the U.S. dollar. As a result of currency variations, the appreciation of the euro compared to the U.S. dollar could increase, in the short term, our level of revenues when reported in U.S. dollars; revenues for all other products, which are either quoted in U.S. dollars and billed in U.S. dollars or in local currencies for payment, tend not to be affected significantly by fluctuations in exchange rates, except to the extent that there is a lag between changes in currency rates and adjustments in the local currency equivalent price paid for such products. Furthermore, certain significant costs incurred by us, such as manufacturing, labor costs and depreciation charges, selling, general and administrative expenses, and research and development expenses, are largely incurred in the currency of the jurisdictions in which our operations are located. Given that most of our operations are located in the euro zone or other non-U.S. dollar currency areas, our costs tend to increase when translated into U.S. dollars in case of dollar weakening or to decrease when the U.S. dollar is strengthening.
In summary, as our reporting currency is the U.S. dollar, currency exchange rate fluctuations affect our results of operations: if the U.S. dollar weakens, we receive a limited part of our revenues, and more importantly, we increase a significant part of our costs, in currencies other than the U.S. dollar. As described below, our effective average U.S. dollar exchange rate weakened during the first quarter of 2007, particularly against the euro, causing us to report higher expenses and negatively impacting both our gross margin and operating income. Our Consolidated Statement of Income for the first quarter of 2007 includes income and expense items translated at the average U.S. dollar exchange rate for the period.
Our principal strategy to reduce the risks associated with exchange rate fluctuations has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of raw materials, purchases and services from our suppliers denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues. Moreover, in order to further reduce the exposure to U.S. dollar exchange fluctuations, we have hedged certain line items on our income statement, in particular with respect to a portion of cost of goods sold, most of the research and development expenses and certain selling and general and administrative expenses, located in the euro zone. Our effective average rate of the euro to the U.S. dollar was $1.29 for €1.00 for the first quarter of 2007 and it was $1.28 for €1.00 for the fourth quarter of 2006 while it was $1.20 for €1.00 in the first quarter of 2006. These effective exchange rates reflect the actual exchange rates combined with the impact of hedging contracts matured in the period.
As of March 31, 2007, the outstanding hedged amounts to cover manufacturing costs were €190 million and to cover operating expenses were €205 million, at an average rate of about $1.3255 and $1.3179 per euro respectively, maturing over the period from April 2007 to August 2007. As of March 31, 2007, these outstanding hedging contracts and certain expired contracts covering manufacturing expenses capitalized in inventory represented a deferred gain of $6 million after tax, recorded in other comprehensive income in shareholders’ equity, compared to a deferred gain of $13 million as of December 31, 2006. Our hedging policy is not intended to cover the full exposure. In addition, in order to mitigate potential exchange rate risks on our commercial transactions, we purchased and entered into forward foreign currency exchange contracts and currency options to cover foreign currency exposure in payables or receivables at our affiliates. We may in the future purchase or sell similar types of instruments. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” included in our Form 20-F, as may be updated from time to time in our public filings for full details of outstanding contracts and their fair values. Furthermore, we may not predict in a timely fashion the amount of future transactions in the volatile industry environment. Consequently, our results of operations have been and may continue to be impacted by fluctuations in exchange rates.
Our treasury strategies to reduce exchange rate risks are intended to mitigate the impact of exchange rate fluctuations. No assurance may be given that our hedging activities will sufficiently protect us against declines in the value of the U.S. dollar, therefore if the value of the U.S. dollar increases, we may record losses in connection with the loss in value of the remaining hedging instruments at the time. In the first quarter of 2007, as the result of cash flow hedging, we recorded a net profit of $10 million, consisting of a profit of $5 million to cost of sales, a profit of $4 million to research and development expenses, and a profit of $1 million to selling, general and administrative expenses, while in the first quarter of 2006, we recorded total charges of $7 million. The net effect of the consolidated foreign exchange exposure resulted in a net loss of $4 million in “Other Income and Expenses, net” in the first quarter of 2007.
Assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses are translated at the average exchange rate for the period. The balance sheet impact of such translation adjustments has been, and may be expected to be, significant from period to period since a large part of our assets and liabilities are accounted for in euros as their functional currency. Adjustments resulting from the translation are recorded directly in shareholders’ equity, and are shown as “accumulated other comprehensive income (loss)” in the consolidated statements of changes in shareholders’ equity. At March 31, 2007, our outstanding indebtedness was denominated mainly in U.S. dollars and, to a limited extent, in euros and in Singapore dollars.
For a more detailed discussion, see “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — Our financial results can be adversely affected by fluctuations in exchange rates, principally in the value of the U.S. dollar” as set forth in our Form 20-F as may be updated from time to time in our public filings.
Impact of Changes in Interest Rates
Our results of operations and financial condition can be affected by material changes in interest rates, which can impact the total interest income received on our cash and cash equivalents and on our interest expense on our financial debt.
Our interest income, net is the balance between interest income received mainly from our cash and interest expense paid on our long-term debt. Our interest income is almost entirely dependent on the fluctuations in the interest rates, mainly in the U.S. dollar and the euro. Any increase or decrease in the short-term market interest rates would mean an increase or decrease in our interest income. Our net interest income decreased from $22 million in the first quarter of 2006 to $17 million in the first quarter of 2007, mainly due to the redemption in August 2006 of $1.4 billion of our 2013 Convertible Bonds.
In response to the possible risk of interest rate mismatch, in the second quarter of 2006, we entered into cancelable swaps to hedge a portion of the fixed rate obligations on our outstanding long-term debt with floating rate derivative instruments.
Of the $974 million in 2016 Convertible Bonds issued in the first quarter of 2006, we entered into cancelable swaps for $200 million of the principal amount of the bonds, swapping the 1.5% yield equivalent on the bonds for 6 Month USD LIBOR minus 3.375%. Our hedging policy is not intended to cover the full exposure and all risks associated with these instruments.
As of March 31, 2007, the 9-year U.S. swap interest rate was 5.07% compared to the 5.64% 10-year rate at the inception of the transaction on June 14, 2006. The fair value of the swaps as of March 31, 2007 was $5 million since they were executed at higher market rates. In compliance with FAS 133 provisions on fair value hedges, the net impact of the hedging transaction on our income statement was the ineffective part of the hedge, which resulted in a net loss of less than $1 million for the first quarter of 2007 and was recorded in “Other income and expenses, net”. These cancelable swaps were designed and are expected to effectively replicate the bond’s behavior through a wide range of changes in financial market conditions and decisions made by both the holders of the bonds and us, thus being classified as highly effective hedges; however no assurance can be given that our hedging activities will sufficiently protect us against future significant movements in interest rates.
We may in the future enter into further cancelable swap transactions related to the 2016 Convertible Bonds or other fixed rate instruments. For full details of quantitative and qualitative information, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk” as set forth in our Form 20-F as may be updated from time to time in our public filings.
Liquidity and Capital Resources
Treasury activities are regulated by our policies, which define procedures, objectives and controls. The policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates.

Most treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office. The majority of our cash and cash equivalents are held in U.S. dollars and euros and are placed with financial institutions rated “A” or better. Part of our liquidity is also held in euros to naturally hedge intercompany payables in the same currency and is placed with financial institutions rated at least a single A long-term rating, meaning at least A3 from Moody’s Investor Service and A- from Standard & Poor’s and Fitch Ratings. Marginal amounts are held in other currencies. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” included in our Form 20-F, as may be updated from time to time in our public filings. At March 31, 2007, there had been no material change in foreign currency operations and hedging transactions exposures from those disclosed in our Form 20-F, as may be updated from time to time in our public filings.
At March 31, 2007, cash and cash equivalents totaled $2,040 million, compared to $1,963 million at December 31, 2006. Our available cash increased in the first quarter of 2007 mainly due to our positive net operating cash flow. At March 31, 2007, we had no investments in short-term deposits compared to $903 million at April 1, 2006 and $250 million at December 31, 2006. As of March 31, 2007, we had $740 million in marketable securities, with primary financial institutions with a minimum rating of A1/A+ (with 73% rated Aa3); at December 31, 2006, marketable securities amounted to $460 million. We did not have any marketable securities as of April 1, 2006. Changes in the instruments adopted to invest our liquidity in future periods may occur and may significantly affect our interest income (expense), net.
Liquidity
We maintain a significant cash position, which provides us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities. Net cash from operating activities was $476 million in the first quarter of 2007, which exceeded net cash used in investing activities of $366 million.
Net cash from operating activities. Our net cash from operating activities remained at a high level and amounted to $476 million in the first quarter of 2007, but significantly decreasing from the $577 million in the first quarter of 2006. This was associated with lower profitability and less favorable changes in current assets and liabilities.
In the first quarter of 2007, changes in our current assets and liabilities resulted in net cash used of $2 million compared to net cash generated of $9 million in the first quarter of 2006, as a result of the following changes:
•	trade receivables generated net cash of $100 million, compared to net cash used of $83 million in the first quarter of 2006 due to lower sales;

•	inventory used net cash of $30 million compared to $53 million in the first quarter of 2006; and

•	trade payables used net cash of $34 million, while they generated a favorable change of $93 million in the first quarter of 2006.
Net cash used in investing activities. Net cash used in investing activities was $366 million in the first quarter of 2007, compared to $1,293 million in the first quarter of 2006. Payments for purchases of tangible assets amounted to $285 million for the first quarter of 2007, decreasing about 4% compared to the $297 million in the first quarter of 2006. In the first quarter of 2007, there were payments of $32 million in restricted cash for the final loan installment, associated with our joint venture in China. Purchases of marketable securities in the first quarter of 2007 amounted to $280 million and proceeds from matured short term deposits amounted to $250 million. In the first quarter of 2006, we did not purchase marketable securities but invested $903 million in short term deposits.
Net operating cash flow. We define net operating cash flow as net cash from operating activities minus net cash used in investing activities, excluding payment for purchases of and proceeds from the sale of marketable securities, short-term deposits and restricted cash. We believe net operating cash flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operating activities. Net operating cash flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of net operating cash flow may differ from definitions used by other companies. A reconciliation from net cash from operating activities, the most directly comparable U.S.

GAAP measure included in our Unaudited Interim Consolidated Statements of Cash Flow as at March 31, 2007, to net operating cash flow for each of the respective periods indicated is as follows:

	Three Months Ended
	March 31, 2007	April 1, 2006
	(in millions)

Net cash from operating activities	476	$577
Net cash used in investing activities	(366)	(1,293)
Payment for purchase (proceeds from sale of) marketable securities, short-term deposits and restricted cash, net	62	903

Net operating cash flow	$172	$187

We generated favorable net operating cash flow of $172 million in the first quarter of 2007, compared to net operating cash flow of $187 million in the first quarter of 2006. This cash flow was mainly generated by the solid amount of the cash from operating activities exceeding the cash used in purchasing of tangible and intangible assets.
Net cash used in financing activities. Net cash used in financing activities was $32 million in the first quarter of 2007 compared to net cash generated from financing activities of $1,507 million in the first quarter of 2006. The net cash generated in financing activities in the first quarter of 2006 was mainly due to the proceeds from the issuance of our 2013 Senior Bonds and 2016 Convertible Bonds, which amounted to $1,564 million.
Capital Resources
Net financial position
To evaluate our capital resources, we refer to our net financial position, among other things. Net financial position is not a U.S. GAAP measure. We believe our net financial position provides useful information for investors because it gives evidence of our overall financial position by measuring our capital resources based on cash and cash equivalents, marketable securities, short-term deposits and restricted cash against the total level of financial indebtedness indicated. A reconciliation from cash and cash equivalents, the most directly comparable U.S. GAAP measure included in our Unaudited Interim Consolidated Balance Sheets as at March 31, 2007, to net financial position for each of the respective periods indicated is as follows:

	As at
	March 31, 2007	December 31, 2006	April 1, 2006
	(in millions)

Cash and cash equivalents	$2,040	$1,963	$2,831
Marketable securities	740	460	—
Short-term deposits	—	250	903
Restricted cash for equity investments	250	218	—
Total	3,030	2,891	3,734

Bank overdrafts	—	—	—
Current portion of long-term debt	(103)	(136)	(1,509)
Long-term debt	(2,010)	(1,994)	(1,825)

Total	(2,113)	(2,130)	(3,334)

Net financial position	$917	$761	$400

Our net financial position was a positive amount of $917 million as of March 31, 2007, representing an improvement of $517 million as compared to our net financial position of $400 million as of April 1, 2006, and an improvement of $156 million as compared to our net financial position of $761 million as of December 31, 2006.
At March 31, 2007, the aggregate amount of our long-term debt was $2,113 million, including $996 million of our zero coupon convertible bonds due 2016 and $666 million of our floating rate senior bonds due 2013 (corresponding to €500 million issuance). Additionally, we had uncommitted short-term credit facilities with several financial institutions totalling $1,157 million. We also had a $326 million (€245 million) long-term credit facility with the European Investment Bank as part of a funding program loan, of which $140 million were used as at March 31, 2007. We also maintain uncommitted foreign exchange facilities totalling $925 million at March 31, 2007. At March 31, 2007, amounts available under the short-term lines of credit were not reduced by any borrowing. Our long-term capital market instruments contain standard covenants, but do not impose minimum financial ratios or similar obligations on us. Upon a change of control, the holders of our 2016 Convertible Bonds and 2013 Senior Bonds may require us to repurchase all or a portion of such holder’s bonds. See Note 14 to our Unaudited Interim Consolidated Financial Statements.
As of March 31, 2007, we have the following credit ratings on our 2013 and 2016 Bonds:

Moody’s Investors
	Service	Standard & Poor’s
Zero Coupon Senior Convertible Bonds due 2013	WR(1)	A-
Zero Coupon Senior Convertible Bonds due 2016	A3	A-
Floating Rate Senior Bonds due 2013	A3	A-

(1)	Rating withdrawn since the redemption in August 2006 of $1.4 billion of our 2013 Convertible Bonds, which left only $2 million of our 2013 Convertible Bonds outstanding.
On September 30, 2006, Moody’s issued a credit report confirming the above ratings and a previously issued “negative” outlook. On January 25, 2007, Moody’s issued a credit report with the outlook changed from “negative” to “under review for possible downgrade”. On January 9, 2007, Standard & Poor’s confirmed the A-ratings and issued a “stable” outlook.
In the event of a downgrade of these ratings, we believe we would continue to have access to sufficient capital resources.
Contractual Obligations, Commercial Commitments and Contingencies
Our contractual obligations and commercial commitments as of March 31, 2007, and for each of the five years to come and thereafter, were as follows:

	Payments due by period
	(in millions)
	Total	2007	2008	2009	2010	2011	2012	Thereafter
Capital leases(2)	$25	$4	$6	$6	$6	$2	$0	$1
Operating leases(1)	296	39	38	34	25	22	17	121
Purchase obligations(1)	812	700	80	32	—	—	—	—
of which:
Equipment purchase	377	376	1	—	—	—	—	—
Foundry purchase	224	224	—	—	—	—	—	—
Software, technology licenses	211	100	79	32	—	—	—	—
Other obligations(1)	92	54	12	11	5	3	2	5
Long-term debt obligations (including current portion)(2)(3)(4)	2,113	103	89	84	46	1,025	29	737
Pension obligations(2)	348	13	22	27	24	21	22	219
Other non-current liabilities(2)	102	4	68	4	2	2	1	21
Total	$3,788	$917	$315	$198	$108	$1,075	$71	$1,104

(1)	Items not reflected on the Unaudited Interim Consolidated Balance Sheet at March 31, 2007.

(2)	Items reflected on the Unaudited Interim Consolidated Balance Sheet at March 31, 2007.

(3)	See Note 14 to the Unaudited Interim Consolidated Financial Statements at March 31, 2007 for additional information related to long-term debt and redeemable convertible securities.

(4)	Year of payment is based on maturity before taking into account any potential acceleration that could result from a triggering of the change of control provisions of the 2016 Convertible Bonds and the 2013 Senior Bonds.
Operating leases are mainly related to building leases. The amount disclosed is composed of minimum payments for future leases from 2007 to 2012 and thereafter. We lease land, buildings, plants and equipment under operating leases that expire at various dates under non-cancelable lease agreements.

Purchase obligations are primarily comprised of purchase commitments for equipment, for outsourced foundry wafers and for software licenses.
Long-term debt obligations mainly consist of bank loans, convertible and non-convertible debt issued by us that is totally or partially redeemable for cash at the option of the holder. They include maximum future amounts that may be redeemable for cash at the option of the holder, at fixed prices. At the holder’s option, any outstanding 2013 Convertible Bonds were redeemable on August 4, 2006 at a conversion ratio of $985.09.
On August 7, 2006, as a result of almost all of the holders of our 2013 Convertible Bonds exercising the August 4, 2006 put option, we repurchased $1,397 million aggregate principal amount of the outstanding convertible bonds. The outstanding 2013 Convertible Bonds, corresponding to approximately $2 million and approximately 2,505 bonds, may be redeemed, at the holder’s option, for cash on August 5, 2008 at a conversion ratio of $975.28, or on August 5, 2010 at a conversion ratio of $965.56, subject to adjustments in certain circumstances.
In February 2006, we issued $974 million principal amount at maturity of Zero Coupon Senior Convertible Bonds due in February 2016. The bonds are convertible by the holder at any time prior to maturity at a conversion rate of 43.118317 shares per one thousand dollars face value of the bonds corresponding to 41,997,240 equivalent shares. The holders can also redeem the convertible bonds, subject to adjustments upon the occurrence of certain events, on February 23, 2011 at a price of $1,077.58, on February 23, 2012 at a price of $1,093.81 and on February 24, 2014 at a price of $1,126.99 per one thousand dollars face value of the bonds. We can call the bonds at any time after March 10, 2011 subject to our share price exceeding 130% of the accreted value divided by the conversion rate for 20 out of 30 consecutive trading days.
At our general meeting of shareholders held on April 26, 2007, our shareholders approved a cash dividend distribution of $0.30 per share. Pursuant to the terms of our 2016 Convertible Bonds, the payment of this dividend will give rise to a slight change in the conversion rate thereof.
Subsequently, in March 2006, STMicroelectronics Finance B.V. (“ST BV”), one of our wholly-owned subsidiaries, issued Floating Rate Senior Bonds with a principal amount of €500 million at an issue price of 99.873%. The notes, which mature on March 17, 2013, pay a coupon rate of the three-month Euribor plus 0.40% on the 17th of June, September, December and March of each year through maturity. The notes have a put for early repayment in case of a change of control.
Pension obligations and termination indemnities amounting to $348 million consist of our best estimates of the amounts that will be payable by us for the retirement plans based on the assumption that our employees will work for us until they reach the age of retirement. The final actual amount to be paid and related timings of such payments may vary significantly due to early retirements or terminations. See Note 16 to our Unaudited Interim Consolidated Financial Statements.
Other non-current liabilities include uncertain tax positions, future obligations related to our restructuring plans and miscellaneous contractual obligations.
Other obligations primarily relate to contractual firm commitments with respect to cooperation agreements.
Off-Balance Sheet Arrangements
At March 31, 2007, we had convertible debt instruments outstanding. Our convertible debt instruments contain certain conversion and redemption options that are not required to be accounted for separately in our financial statements. See Note 14 to our Unaudited Interim Consolidated Financial Statements for more information about our convertible debt instruments and related conversion and redemption options.
We have no other material off-balance sheet arrangements at March 31, 2007.
Financial Outlook
We currently expect that capital spending for 2007 will be approximately $1.2 billion, a decrease compared to the $1.5 billion spent in 2006. This is in line with our lighter asset model by decreasing our capital intensity towards a capital expense to sales ratio of approximately 12%. The major part of our capital spending will be dedicated to the leading edge technology fabs by aligning the capacity with the expected demand mix. We have the flexibility to modulate our investments up or down in response to changes in market conditions. At March 31, 2007, we had $376 million in outstanding commitments for equipment purchases for 2007 and $1 million for 2008.
The most significant of our 2007 capital expenditure projects are expected to be: for the front-end facilities, (i) in Agrate (Italy), related to the upgrading of our 200-mm pilot line, the ramp-up of the 200-mm line for MEMS and the expansion of capacity to our 200-mm fab and the development of the new technology node for Memories; (ii) the upgrading to finer geometry technologies for our 200-mm plant in Rousset (France); (iii) the upgrading of our 200-mm plant in Singapore; (iv) for the back-end facilities, the capital expenditures will be mainly dedicated to the capacity expansion in our plants in Shenzhen (China) and Muar (Malaysia) and capacity upgrade in Malta and Toa Payoh (Singapore). We will continue to monitor our level of capital spending by taking into consideration factors such as trends in the semiconductor industry, capacity utilization and announced additions. We expect to have significant capital requirements in the coming years and in addition we intend to continue to devote a substantial portion of our net revenues to research and development. We plan to fund our capital requirements from cash provided by operating activities, available funds and available support from third parties (including state support), and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuing of debt, convertible bonds or additional equity securities. A substantial deterioration of our economic results and consequently of our profitability could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in the previous years to fund our capital expenditures for expansion plans, our working capital requirements, research and development and industrialization costs.
As part of our refinancing strategy, we issued Zero Coupon Senior Convertible Bonds due 2016 representing total proceeds of $974 million in the first quarter of 2006. Furthermore, in the first quarter of 2006, we issued €500 million Floating Rate Senior Bonds due 2013. We used the proceeds of these offerings primarily for the repurchase of our 2013 Convertible Bonds on August 7, 2006 and for general corporate purposes.
Impact of Recently Issued U.S. Accounting Standards
In February 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140 (“FAS 155”). The statement amended Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“FAS 133”) and Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“FAS 140”). The primary purposes of this statement were (1) to allow companies to select between bifurcation of hybrid financial instruments or fair valuing the hybrid as a single instrument, (2) to clarify certain exclusions of FAS 133 related to interest and principal-only strips, (3) to define the difference between freestanding and hybrid securitized financial assets, and (4) to eliminate the FAS 140 prohibition of Special Purpose Entities holding certain types of derivatives. The statement is effective for annual periods beginning after September 15, 2006, with early adoption permitted prior to a company issuing first quarter financial statements. We adopted FAS 155 in the first quarter of 2007 and FAS 155 did not have any material effect on our financial position and results of operations.
In March 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 156, Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140 (“FAS 156”). This statement requires initial fair value recognition of all servicing assets and liabilities for servicing contracts entered in the first fiscal year beginning after September 15, 2006. After initial recognition, the servicing assets and liabilities are either amortized over the period of expected servicing income or loss or fair value is reassessed each period with changes recorded in earnings for the period. We adopted FAS 156 in the first quarter of 2007 and FAS 156 did not have any material effect on our financial position and results of operations.
In June 2006, the Financial Accounting Standards Board issued Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”). The interpretation seeks to clarify the accounting for tax positions taken, or expected to be taken, in a company’s tax return and the uncertainty as to the amount and timing of recognition in the company’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“FAS 109”). The interpretation sets a two step process for the evaluation of uncertain tax positions. The recognition threshold in step one permits the benefit from an uncertain position to be recognized only if it is more likely than not, or 50 percent assured that the tax position will be sustained upon examination by the taxing authorities. The measurement methodology in step two is based on “cumulative probability”, resulting in the recognition of the largest amount that is greater than 50 percent likely of being realized upon settlement with the taxing authority. The interpretation also addresses derecognizing previously recognized tax positions, classification of related tax assets and liabilities, accrual of interest and penalties, interim period accounting, and disclosure and transition provisions. The interpretation is effective for fiscal years beginning after December 15, 2006. We adopted FIN 48 as at January 1, 2007. Before adoption, we applied Statement of Financial Accounting Standards No. 5, Accounting for Contingencies (“FAS 5”) in accounting for income tax uncertainties and tax exposures. In compliance with FAS 5 provisions, liabilities and accruals for income tax uncertainties and specific tax exposures were recorded or reversed when it was probable that additional taxes would be due or refund. As such, a level of sustainability that met the “probable” threshold was necessary to recognize any benefit from a tax-advantaged transaction. Upon FIN 48 adoption, we assessed all material open income tax positions in all tax jurisdictions to determine the appropriate amount of tax benefits that are recognizable under FIN 48. We recorded as of the adoption date an incremental tax liability of $8 million for the difference between the amounts recognized under our previous accounting policies and the income tax benefits determined under the new guidance. The cumulative effect of the change in the accounting principle that applied to uncertain income tax positions was recorded in the first quarter of 2007 as an adjustment to retained earnings. Additionally we elected to classify accrued interest and penalties related to uncertain tax positions as components of income tax expense in our consolidated statement of income. Uncertain tax positions, unrecognized tax benefits and related accrued interest and penalties are further described in Note 19.
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”). This statement defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” In addition, the statement defines a fair value hierarchy which should be used when determining fair values, except as specifically excluded (i.e. stock awards, measurements requiring vendor specific objective evidence, and inventory pricing). The hierarchy places the greatest relevance on Level 1 inputs which include quoted prices in active markets for identical assets or liabilities. Level 2 inputs, which are observable either directly or indirectly, and include quoted prices for similar assets or liabilities, quoted prices in non-active markets, and inputs that could vary based on either the condition of the assets or liabilities or volumes sold. The lowest level of the hierarchy, Level 3, is unobservable inputs and should only be used when observable inputs are not available. This would include company level assumptions and should be based on the best available information under the circumstances. FAS 157 is effective for fiscal years beginning after November 15, 2007 with early adoption permitted for fiscal year 2007 if first quarter statements have not been issued. We chose not to early adopt FAS 157 during its first quarter of 2007 and will adopt FAS 157 when effective. However, we do not expect FAS 157 will have a material effect on our financial position and results of operations upon final adoption.
In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115 (“FAS 159”). This statement permits companies to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses in earnings at each subsequent reporting date on items for which the fair value option has been elected. The objective of this statement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. A company may decide whether to elect the fair value option for each eligible item on its election date, subject to certain requirements described in the statement. FAS 159 is effective for fiscal years beginning after November 15, 2007 with early adoption permitted for fiscal year 2007 if first quarter statements have not been issued. We chose not to early adopt FAS 159 during the first quarter of 2007 and will adopt FAS 159 when effective. We are currently evaluating the effect that adoption of this statement will have on our financial position and results of operations.
Backlog and Customers
We entered the second quarter of 2007 with a backlog approximately 7% higher than we had entering the first quarter of 2007. In the first quarter of 2007, we had several large customers, with the Nokia Group of companies being the largest and accounting for approximately 19% of our revenues. Total original equipment manufacturers (“OEMs”) accounted for approximately 81% of our net revenues, of which the top ten OEM customers accounted for approximately 50%. Distributors accounted for approximately 19% of our net revenues. We have no assurance that the Nokia Group of companies, or any other customer, will continue to generate revenues for us at the same levels. If we were to lose one or more of our key customers, or if they were to significantly reduce their bookings, or fail to meet their payment obligations, our operating results and financial condition could be adversely affected.
Changes to Our Share Capital, Stock Option Grants and Other Matters
The following table sets forth changes to our share capital as of March 31, 2007:

						Nominal
						value of	Amount
		Number	Nominal	Cumulative	Cumulative	increase/	of issue
		of	value	amount of	number of	reduction	premium	Cumulative—issue
Year	Transaction	shares	(euro)	capital (euro)	shares	in capital	(euro)	premium (euro)
December 31, 2006	Exercise of options	2,200	1.04	946,564,250	910,157,933	2,288	2,420	1,754,532,654
March 31, 2007	Exercise of options	26,500	1.04	946,591,342	910,183,983	27,092	352,478	1,754,885,132
As of March 31, 2007, we had 910,183,983 shares of which 12,762,047 shares owned as treasury stock. We also had outstanding stock options exercisable into the equivalent of 56,029,416 common shares and 7,058,882 unvested stock awards to be vested on treasury stock. Upon fulfillment of the respective predetermined criteria, the first tranche of stock awards granted under our 2006 stock-based compensation plan and the second tranche of stock awards granted under our 2005 stock-based compensation plan vested on April 27, 2007. For full details of quantitative and qualitative information, see “Item 6. Directors, Senior Management and Employees” as set forth in our Form 20-F, as may be updated from time to time in our public filings, and see Note 15 to our Unaudited Interim Consolidated Financial Statements.
In the first quarter of 2007, our share-based compensation plans generated a total charge in our income statement of $18 million pre-tax ($15 million for the 2006 Unvested Stock Award Plan and $3 million for the 2005 Unvested Stock Award Plan).
At our annual general meeting of shareholders held on April 26, 2007, our shareholders approved the following proposals of our Managing Board upon the recommendation of our Supervisory Board:
•	the approval of the main principles of the 2007 stock-based compensation plan for our employees and CEO. As part of such plan and specifically as approved by the general meeting of shareholders, our President and CEO will be entitled to receive a maximum of 100,000 ordinary shares; and

•	the adoption of the stock-based compensation plan, for members of our Supervisory Board.
Disclosure Controls and Procedures
Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the evaluation date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure.
There were no changes in our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Other Reviews
We have sent this report to our Audit Committee, which had an opportunity to raise questions with our management and independent auditors before we submitted it to the Securities and Exchange Commission.
Cautionary Note Regarding Forward-Looking Statements
Some of the statements contained in “Overview–Business Outlook” and in “Liquidity and Capital Resources–Financial Outlook” and elsewhere in this Form 6-K that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:
•	future developments of the world semiconductor market, in particular the future demand for semiconductor products in the key application markets and from key customers served by our products;

•	pricing pressures, losses or curtailments of purchases from key customers all of which are highly variable and difficult to predict;

•	the financial impact of obsolete or excess inventories if actual demand differs from our anticipations;

•	the impact of intellectual property claims by our competitors or third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•	changes in the exchange rates between the US dollar and the Euro, compared to an assumed effective exchange rate of U.S. $1.34 = €1.00 and between the U.S. dollar and the currencies of the other major countries in which we have our operating infrastructure;

•	our ability to manage in an intensely competitive and cyclical industry where a high percentage of our costs are fixed and difficult to reduce in the short term, including our ability to adequately utilize and operate our manufacturing facilities at sufficient levels to cover fixed operating costs;

•	our ability to perform the announced strategic repositioning of our Flash memory business in line with the requirements of our customers and without adverse effect on existing alliances or other agreements relating to this business, as well as the potential negative financial impact of any future deconsolidation of the Flash memory business;

•	our ability in an intensive competitive environment, to secure customer acceptance and to achieve our pricing expectations for high-volume supplies of new products in whose development we have or are currently investing;

•	the anticipated benefits of research and development alliances and cooperative activities, as well as the uncertainties concerning the modalities, conditions and financial impact beyond 2007 of the R&D cooperative alliance in Crolles2;

•	the ability of our suppliers to meet our demands for supplies and materials and to offer competitive pricing;

•	our gross margin could vary significantly from expectations based on changes in revenue levels, product mix and pricing, capacity utilization, variations in inventory valuation, excess or obsolete inventory, manufacturing yields, changes in unit costs, impairments of long-lived assets, including manufacturing, assembly/test and intangible assets, and the timing and execution of the manufacturing ramp and associated costs, including start-up costs;

•	changes in the economic, social or political environment, including military conflict and/or terrorist activities, as well as natural events such as severe weather, health risks, epidemics or earthquakes in the countries in which we, our key customers and our suppliers operate;

•	changes in our overall tax position as a result of changes in tax laws or the outcome of tax audits, and our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	the outcome of litigation; and

•	the results of actions by our competitors, including new product offerings and our ability to react thereto.
Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes”, “expects”, “may”, “are expected to”, “will”, “will continue”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information—Risk Factors” in our Form 20-F. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Form 6-K as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this Form 6-K to reflect subsequent events or circumstances.
Unfavorable changes in the above or other factors listed under “Risk Factors” from time to time in our SEC filings, could have a material adverse effect on our business and/or financial condition.

STMICROELECTRONICS N.V.
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Pages
Consolidated Statements of Income for the Three Months Ended March 31, 2007 and April 1, 2006 (unaudited)	F-1

Consolidated Balance Sheets as of March 31, 2007 (unaudited) and December 31, 2006 (audited)	F-2

Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2007 and April 1, 2006 (unaudited)	F-3

Consolidated Statements of Changes in Shareholders’ Equity (unaudited)	F-4

Notes to Interim Consolidated Financial Statements (unaudited)	F-5
EXHIBIT 12.1
EXHIBIT 12.2
EXHIBIT 13.1

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME

	Three months ended
	(unaudited)
	March 31,	April 1,
In million of U.S. dollars except per share amounts	2007	2006
Net sales	2,269	2,363
Other revenues	7	1

Net revenues	2,276	2,364
Cost of sales	(1,491)	(1,527)

Gross profit	785	837
Selling, general and administrative	(261)	(256)
Research and development	(435)	(409)
Other income and expenses, net	(15)	(19)
Impairment, restructuring charges and other related closure costs	(12)	(13)

Operating income	62	140
Interest income, net	17	22
Earnings (loss) on equity investments	7	(4)

Income before income taxes and minority interests	86	158
Income tax benefit (expense)	(11)	(28)

Income before minority interests	75	130
Minority interests	(1)	2

Net income	74	132

Earnings per share (Basic)	0.08	0.15

Earnings per share (Diluted)	0.08	0.14

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

	As at
	March 31,	December 31,
In million of U.S. dollars	2007	2006
	(unaudited)	(audited)
Assets
Current assets :
Cash and cash equivalents	2,040	1,963
Marketable securities	740	460
Short-term deposits	0	250
Trade accounts receivable, net	1,492	1,589
Inventories, net	1,676	1,639
Deferred tax assets	193	187
Other receivables and assets	533	498

Total current assets	6,674	6,586

Goodwill	224	223
Other intangible assets, net	208	211
Property, plant and equipment, net	6,295	6,426
Long-term deferred tax assets	130	124
Equity investments	274	261
Restricted cash for equity investments	250	218
Other investments and other non-current assets	145	149

	7,526	7,612

Total assets	14,200	14,198

Liabilities and shareholders’ equity
Current liabilities:
Current portion of long-term debt	103	136
Trade accounts payable	957	1,044
Other payables and accrued liabilities	641	664
Deferred tax liabilities	6	7
Accrued income tax	56	112

Total current liabilities	1,763	1,963

Long-term debt	2,010	1,994
Reserve for pension and termination indemnities	348	342
Long-term deferred tax liabilities	61	57
Other non-current liabilities	103	43

	2,522	2,436

Total liabilities	4,285	4,399

Commitment and contingencies

Minority interests	53	52

Common stock (preferred stock:540,000,000 shares authorized, not issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,183,983 shares issued, 897,421,936 shares outstanding)	1,156	1,156
Capital surplus	2,040	2,021
Accumulated result	6,160	6,086
Accumulated other comprehensive income	838	816
Treasury stock	(332)	(332)

Shareholders’ equity	9,862	9,747

Total liabilities and shareholders’ equity	14,200	14,198

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	(unaudited)
	March 31,	April 1,
In million of U.S. dollars	2007	2006
Cash flows from operating activities:
Net income	74	132
Items to reconcile net income and cash flows from operating activities:
Depreciation and amortization	398	452
Amortization of discount on convertible debt	4	3
Other non-cash items	22	3
Minority interests	1	(2)
Deferred income tax	(7)	(13)
Earnings (loss) on equity investments	(7)	4
Impairment, restructuring charges and other related closure costs, net of cash payments	(7)	(11)
Changes in assets and liabilities:
Trade receivables, net	100	(83)
Inventories, net	(30)	(53)
Trade payables	(34)	93
Other assets and liabilities, net	(38)	52

Net cash from operating activities	476	577

Cash flows from investing activities:
Payment for purchase of tangible assets	(285)	(297)
Payment for purchase of marketable securities	(280)	—
Investment in short-term deposits	—	(903)
Proceeds from matured short-term deposits	250	—
Restricted cash for equity investments	(32)	—
Investment in intangible and financial assets	(19)	(23)
Capital contributions to equity investments	—	(70)

Net cash used in investing activities	(366)	(1,293)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1	1,564
Repayment of long-term debt	(34)	(49)
Decrease in short-term facilities	—	(11)
Capital increase	1	3

Net cash (used in) from financing activities	(32)	1,507

Effect of changes in exchange rates	(1)	13

Net cash increase	77	804

Cash and cash equivalents at beginning of the period	1,963	2,027

Cash and cash equivalents at end of the period	2,040	2,831

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

					Accumulated
					Other
	Common	Capital	Treasury	Accumulated	Comprehensive	Shareholders’
In million of U.S. dollars, except per share amounts	Stock	Surplus	Stock	Result	income	Equity
Balance as of December 31, 2005 (Audited)	1,153	1,967	(348)	5,427	281	8,480

Capital increase	3	25				28
Stock-based compensation expense		29	16	(16)		29
Comprehensive income (loss):
Net Income				782		782

Other comprehensive income, net of tax					535	535
Comprehensive income (loss)						1,317
Dividends, $0.12 per share				(107)		(107)

Balance as of December 31, 2006 (Audited)	1,156	2,021	(332)	6,086	816	9,747

Capital increase		1				1
Stock-based compensation expense		18				18
Comprehensive income (loss):
Net Income				74		74
Other comprehensive income, net of tax					22	22

Comprehensive income (loss)						96

Balance as of March 31, 2007 (Unaudited)	1,156	2,040	(332)	6,160	838	9,862

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
Notes to Interim Consolidated Financial Statements (unaudited)
1. The Company
STMicroelectronics N.V. (the “Company”) is registered in The Netherlands with its statutory domicile in Amsterdam and its corporate headquarters located in Geneva, Switzerland.
The Company is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (“ICs”) and discrete devices. The Company offers a diversified product portfolio and develops products for a wide range of market applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. Within its diversified portfolio, the Company has focused on developing products that leverage its technological strengths in creating customized, system-level solutions with high-growth digital and mixed-signal content.
2. Fiscal year
The Company’s fiscal year ends on December 31. Interim periods are established for accounting purposes on a thirteen-week basis. In 2007, the Company’s first quarter ended on March 31, its second quarter will end on June 30, its third quarter will end on September 29 and its fourth quarter will end on December 31.
3. Basis of Presentation
The accompanying Unaudited Interim Consolidated Financial Statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), consistent in all material respects with those applied for the year ended December 31, 2006. The interim financial information is unaudited but reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results for the periods presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the entire year.
All balances and values in the current and prior periods are in millions of dollars, except share and per-share amounts.
The accompanying Unaudited Interim Consolidated Financial Statements do not include certain footnotes and financial presentation normally required on an annual basis under U.S. GAAP. Therefore, these interim financial statements should be read in conjunction with the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006.

4. Use of Estimates
The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during the reporting period. The primary areas that require significant estimates and judgments by management include, but are not limited to, sales returns and allowances, allowances for doubtful accounts, inventory reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory, accruals for warranty costs, litigation and claims, valuation of acquired intangibles, goodwill, investments and tangible assets as well as the impairment of their related carrying values, restructuring charges, assumptions used in calculating pension obligations and share-based compensation, assessment of hedge effectiveness of derivative instruments, deferred income tax assets including required valuation allowances and liabilities as well as provisions for specifically identified income tax exposures and income tax uncertainties. The Company bases the estimates and assumptions on historical experience and on various other factors such as market trends and business plans that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. The actual results experienced by the Company could differ materially and adversely from management’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations, cash flows and financial position could be significantly affected.
5. Recent Accounting Pronouncements
In February 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140 (“FAS 155”). The statement amended Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“FAS 133”) and Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“FAS 140”). The primary purposes of this statement were (1) to allow companies to select between bifurcation of hybrid financial instruments or fair valuing the hybrid as a single instrument, (2) to clarify certain exclusions of FAS 133 related to interest and principal-only strips, (3) to define the difference between freestanding and hybrid securitized financial assets, and (4) to eliminate the FAS 140 prohibition of Special Purpose Entities holding certain types of derivatives. The statement is effective for annual periods beginning after September 15, 2006, with early adoption permitted prior to a company issuing first quarter financial statements. The Company adopted FAS 155 in the first quarter 2007 and FAS 155 did not have any material effect on its financial position and results of operations.
In March 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 156, Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140 (“FAS 156”). This statement requires initial fair value recognition of all servicing assets and liabilities for servicing contracts entered in the first fiscal year beginning after September 15, 2006. After initial recognition, the servicing assets and liabilities are either amortized over the period of expected servicing income or loss or fair value is reassessed each period with changes recorded in earnings for the period. The Company adopted FAS 156 in the first quarter 2007 and FAS 156 did not have any material effect on its financial position and results of operations.
In June 2006, the Financial Accounting Standards Board issued Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (“FIN 48”). The interpretation seeks to clarify the accounting for tax positions taken, or expected to be taken, in a company’s tax return and the uncertainty as to the amount and timing of recognition in the company’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“FAS 109”). The interpretation sets a two step process for the evaluation of uncertain tax positions. The recognition threshold in step one permits the benefit from an uncertain position to be recognized only if it is more likely than not, or 50 percent assured that the tax position will be sustained upon examination by the taxing authorities. The measurement methodology in step two is based on “cumulative probability”, resulting in the recognition of the largest amount that is greater than 50 percent likely of being realized upon settlement with the taxing authority. The interpretation also addresses derecognising previously recognized tax positions, classification of related tax assets and liabilities, accrual of interest and penalties, interim period accounting, and disclosure and transition provisions. The interpretation is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 as at January 1, 2007. Before adoption, the Company applied Statement of Financial Accounting Standards No. 5, Accounting for Contingencies (“FAS 5”) in accounting for income tax uncertainties and tax exposures. In compliance with FAS 5 provisions, liabilities and accruals for income tax uncertainties and specific tax exposures were recorded or reversed when it was probable that additional taxes would be due or refund. As such, a level of sustainability that met the “probable” threshold was necessary to recognize any benefit from a tax-advantaged transaction. Upon FIN 48 adoption, the Company assessed all material open income tax positions in all tax jurisdictions to determine the appropriate amount of tax benefits that are recognizable under FIN 48. The Company recorded as of the adoption date an incremental tax liability of $8 million for the difference between the amounts recognized under its previous accounting policies and the income tax benefits determined under the new guidance. The cumulative effect of the change in the accounting principle that the Company applied to uncertain income tax positions was recorded in the first quarter of 2007 as an adjustment to retained earnings. Additionally the Company elected to classify accrued interest and penalties related to uncertain tax positions as components of income tax expense in its consolidated statement of income. Uncertain tax positions, unrecognized tax benefits and related accrued interest and penalties are further described in Note 19.
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”). This statement defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” In addition, the statement defines a fair value hierarchy which should be used when determining fair values, except as specifically excluded (i.e. stock awards, measurements requiring vendor specific objective evidence, and inventory pricing). The hierarchy places the greatest relevance on Level 1 inputs which include quoted prices in active markets for identical assets or liabilities. Level 2 inputs, which are observable either directly or indirectly, and include quoted prices for similar assets or liabilities, quoted prices in non-active markets, and inputs that could vary based on either the condition of the assets or liabilities or volumes sold. The lowest level of the hierarchy,

Level 3, is unobservable inputs and should only be used when observable inputs are not available. This would include company level assumptions and should be based on the best available information under the circumstances. FAS 157 is effective for fiscal years beginning after November 15, 2007 with early adoption permitted for fiscal year 2007 if first quarter statements have not been issued. The Company chose not to early adopt FAS 157 during its first quarter of 2007 and will adopt FAS 157 when effective. However, management does not expect FAS 157 will have a material effect on its financial position and results of operations upon final adoption.
In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities- Including an amendment of FASB Statement No. 115 (“FAS 159”). This statement permits companies to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses in earnings at each subsequent reporting date on items for which the fair value option has been elected. The objective of this statement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. A company may decide whether to elect the fair value option for each eligible item on its election date, subject to certain requirements described in the statement. FAS 159 is effective for fiscal years beginning after November 15, 2007 with early adoption permitted for fiscal year 2007 if first quarter statements have not been issued. The Company chose not to early adopt FAS 159 during its first quarter of 2007 and will adopt FAS 159 when effective. The Company is currently evaluating the effect that adoption of this statement will have on its financial position and results of operations.
6. Other Income and Expenses, Net
Other income and expenses, net consisted of the following:

	(unaudited)
	Three months ended
	March 31,	April 1,
In million of U.S dollars	2007	2006
Research and development funding	11	4
Start-up costs	(10)	(11)
Exchange gain (loss), net	(4)	(5)
Patent litigation costs	(7)	(4)
Patent pre-litigation costs	(2)	(2)
Gain on sale of non-current assets, net	1	—
Other, net	(4)	(1)

Total other income and expenses, net	(15)	(19)

Patent litigation costs include legal and attorney fees and payment of claims, and patent pre-litigation costs are composed of consultancy fees and legal fees. Patent litigation costs are costs incurred in respect of pending litigation. Patent pre-litigation costs are costs incurred to prepare for licensing discussions with third parties with a view to concluding an agreement.
7. Impairment, Restructuring Charges and Other Related Closure Costs
In the first quarter of 2007, the Company has incurred impairment and restructuring charges related to the following items: (i) the 150mm restructuring plan started in 2003; and (ii) the headcount reduction plan announced in the second quarter of 2005.
During the third quarter of 2003, the Company commenced a plan to restructure its 150mm fab operations and part of its back-end operations in order to improve cost competitiveness. The 150mm restructuring plan focuses on cost reduction by migrating a large part of European and U.S. 150mm production to Singapore and by upgrading production to finer geometry 200mm wafer fabs. The plan includes the discontinuation of the 150mm production of Rennes (France), the closure as soon as operationally feasible of the 150mm wafer pilot line in Castelletto (Italy) and the downsizing by approximately one-half of the 150mm wafer fab in Carrollton, Texas. Furthermore, the 150mm wafer fab productions in Agrate (Italy) and Rousset (France) will be gradually phased-out in favor of 200mm wafer ramp-ups at existing facilities in these locations, which will be expanded or upgraded to accommodate additional finer geometry wafer capacity. This manufacturing restructuring plan was nearly fully completed in the first quarter of 2007, later than originally anticipated because of unforeseen customer qualification requirements.
In May 2005, the Company announced additional restructuring efforts to improve profitability. These initiatives aimed to reduce the Company’s workforce by 3,000 outside Asia, of which 2,300 were planned for Europe. The Company planned to reorganize its European activities by optimizing on a global scale its EWS activities (wafer testing); harmonizing its support functions; streamlining its activities outside its manufacturing areas and by disengaging from certain activities.
Impairment, restructuring charges and other related closure costs incurred in the first quarter of 2007 are summarized as follows:

			Other	Total impairment,
			related	restructuring charges
Three months ended		Restructuring	closure	and other related
March 31, 2007	Impairment	charges	costs	closure costs
150mm fab plan	—	—	9	9
2005 restructuring initiatives	—	2	1	3
Total	—	2	10	12

Impairment, restructuring charges and other related closure costs incurred in the first quarter of 2006 are summarized as follows:

				Total
				impairment,
				restructuring
				charges and other
Three months ended		Restructuring	Other related	related closure
April 1, 2006	Impairment	charges	closure costs	costs
150mm fab plan	—	(1)	(5)	(6)
2005 restructuring initiatives	—	(6)	(1)	(7)

Total	—	(7)	(6)	(13)
Impairment charges
No significant impairment charges were recorded during the first quarter of 2007 and 2006. At December 31, 2006, the Company was required to evaluate the likelihood of the announced expected deconsolidation of its Flash memory business under FAS 144, Accounting for the impairment or disposal of long-term assets (“FAS 144”). Given the status of the project at the end of the first quarter of 2007, the Company determined that the deconsolidation was still more likely than not to occur for accounting purposes and no impairment was required.
Additionally, in January 2007, NXP Semiconductors B.V. announced that it will withdraw from the alliance the Company operates jointly with Freescale Semiconductor, Inc. for certain research and development activities and the operation of a 300mm wafer pilot line fab in Crolles (France) (“Crolles2 alliance”). Therefore, the Crolles2 alliance will expire on December 31, 2007. Freescale Semiconductor, Inc. has also notified the Company that the Crolles2 alliance will terminate as of such date.
Restructuring charges and other related closure costs
Provisions for restructuring charges and other related closure costs as at March 31, 2007 are summarized as follows:

						Total
				2005		restructuring &
				restructuring		other related
		150mm fab plan		initiatives	Other	closure costs
		Other related
	Restructuring	closure costs	Total
Provision as at December 31, 2006	14	—	14	18	—	32

Charges incurred in 2007	—	9	9	3	—	12

Amounts paid	(2)	(7)	(9)	(10)		(19)

Currency translation effect	(1)	—	(1)	(1)	—	(2)

Provision as at March 31, 2007	11	2	13	10	—	23

150mm fab plan:
Restructuring charges incurred in the first quarter of 2007 primarily related to transfer, maintenance and decontamination associated with the closure and transfer of production for the sites of Rousset (France) and Agrate (Italy).
Restructuring charges incurred in the first quarter of 2006 primarily related to $1 million in termination benefits and $5 million of transfer and other incurred in Agrate (Italy) and Rousset (France) sites.
2005 restructuring initiatives:
In the first quarter of 2007, the Company recorded a total restructuring charge amounting to $3 million, of which $2 million corresponded to workforce reduction initiatives in France and $1 million was related to reorganization actions aiming at optimizing the Company’s EWS activities.
In the first quarter of 2006, the Company recorded $7 million associated with its 2005 restructuring plan. These restructuring charges included $6 million voluntary termination benefits, mainly in France, and $1 million corresponding to restructuring charges related to EWS activities.
Total impairment, restructuring charges and other related closure costs
In the first quarter of 2007, total amounts paid for restructuring and related closure costs amounted to $19 million.
The 2003 restructuring plan and related manufacturing initiatives are nearly fully completely as at March 31, 2007. Of the total $330 million expected pre-tax charges to be incurred under the plan, $325 million have been incurred as of March 31, 2007 ($9 million in 2007, $22 million in 2006, $13 million in 2005, $76 million in 2004, and $205 million in 2003).
The 2005 headcount reduction plan, which was nearly fully completed as at March 31, 2007, was originally expected to result in pre-tax charges between of $100 million, out of which $89 million have been incurred as of March 31, 2007 ($3 million in 2007, $45 million in 2006 and $41 million in 2005).

The total actual costs that the Company will incur may differ from these estimates based on the timing required to fully complete the restructuring plans.
8. Interest income, net
Interest income, net consisted of the following:

	(unaudited)
	Three months ended
	March 31,	April 1,
In million of U.S dollars	2007	2006
Income	35	29
Expense	(18)	(7)

Total	17	22

Interest expense also included charges related to the amortization of issuance costs incurred by the Company for the outstanding bonds.
9. Available-for-sale financial assets
As at March 31, 2007, the Company had marketable securities amounting to $740 million that consisted of floating rate notes issued by various primary financial institutions. These marketable securities were reported as current assets as at March 31, 2007 since they represent investments of funds available for current operations. These financial assets are classified as available-for-sale and are recorded at fair value, with changes in fair value recognized as a separate component of “accumulated other comprehensive income” in the consolidated statement of changes in shareholders’ equity. The Company did not have any marketable securities classified as available-for-sale as at April 1, 2006.
10. Short term deposits
In the first quarter of 2007, the Company did not roll over $250 million of short term deposits, which had a maturity between three months and one year. As at March 31, 2007 no amount of existing cash was held in short term deposits while as at April 1, 2006 the total amount of existing cash held in short term deposits was $903 million.
11. Inventories, net
Inventories are stated at the lower of cost or net realizable value. Cost is based on the weighted average cost by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on the Company’s manufacturing performance. In the case of underutilization of manufacturing facilities, the costs associated with the excess capacity are not included in the valuation of inventories but charged directly to cost of sales.
Provisions for obsolescence are estimated for excess uncommitted inventories based on the previous quarter sales, orders’ backlog and production plans.
Inventories, net of reserve consisted of the following:

	(Unaudited)	(Audited)
In million of U.S. dollars	As at March 31, 2007	As at December 31, 2006
Raw materials	85	80
Work-in-process	1,082	1,032
Finished products	509	527

Total	1,676	1,639

12. Hynix ST joint venture equity investment
The Company signed in 2004 a joint-venture agreement with Hynix Semiconductor Inc. to build a front-end memory-manufacturing facility in Wuxi City, Jiangsu Province, China. Under the agreement, Hynix Semiconductor Inc. contributed $500 million for a 67% equity interest and the Company contributed $250 million for a 33% equity interest. In addition, the Company originally committed to grant $250 million in long-term financing to the new joint venture guaranteed by the subordinated collateral of the joint-venture’s assets. The Company made the total $250 million capital contributions as previously planned in the joint venture agreement in 2006. The Company accounts for its share in the Hynix ST joint venture under the equity method based on the actual results of the joint venture. As such, the Company recorded earnings totaling $7 million in the first quarter of 2007 and a loss of $4 million in the first quarter of 2006, reported as “earnings (loss) on equity investments” in the consolidated statements of income.
Due to regulatory and withholding issues the Company could not directly provide the joint venture with the $250 million long-term financing as originally planned. As a consequence, in the fourth quarter of 2006, the Company entered into a ten-year term debt guarantee agreement with an external financial institution through which the Company guaranteed the repayment of the loan by the joint venture to the bank. The guarantee agreement includes the Company placing up to $250 million in cash on a deposit account. The guarantee deposit will be used by the bank in case of repayment failure from the joint venture, with $250 million as the maximum potential amount of future payments the Company, as the guarantor, could be required to make. In the event of default and failure to repay the loan from the joint venture, the bank will exercise the Company’s rights, subordinated to the repayment to senior lenders, to recover the amounts paid under the guarantee through the sale of the joint-venture’s assets. In the first quarter of 2007, the Company placed the remaining $32 million of cash on the guarantee deposit account, which totaled $250 million as at March 31, 2007 and was reported as “restricted cash for equity investments” on the consolidated balance sheet. In the first quarter of 2006 the Company had not entered yet into any debt guarantee agreement and no amount was placed as restricted cash on the guarantee deposit account as at April 1, 2006.

The debt guarantee was evaluated under FIN 45. It resulted in the recognition of a $17 million liability, corresponding to the fair value of the guarantee at inception of the transaction. The liability was reported on the line “Other non-current liabilities” in the consolidated balance sheet as at March 31, 2007 and was recorded against the value of the equity investment, which amounted to $274 million as at March 31, 2007.
The Company has identified the joint venture as a Variable Interest Entity (VIE) at March 31, 2007, but has determined that it is not the primary beneficiary of the VIE. The Company’s current maximum exposure to loss as a result of its involvement with the joint venture is limited to its equity investments and debt guarantee commitments.
13. Other investments and other non-current assets
Investments and other non-current assets consisted of the following:

	(Unaudited)	(Audited)
In million of U.S. dollars	As at March 31, 2007	As at December 31, 2006
Cost Investments	41	39
Long-term receivables related to funding	34	36
Long-term receivables related to tax refund	30	33
Debt issuance costs, net	11	12
Cancellable swaps designated as fair value hedge	5	4
Deposits and long-term receivables	24	25

Total	145	149

The Company entered into a joint venture agreement in 2002 with Dai Nippon Printing Co, Ltd for the development and production of Photomask in which the Company holds a 19% equity interest. The joint venture, DNP Photomask Europe S.p.A, was initially capitalized with the Company’s contribution of €2 million of cash. Dai Nippon Printing Co, Ltd contributed €8 million of cash for an 81% equity interest. In the event of the liquidation of the joint-venture, the Company is required to repurchase the land at cost, and the facility at 10% of its net book value, if no suitable buyer is identified. No provision for this obligation has been recorded to date. At March 31, 2007, the Company’s total contribution to the joint venture is $10 million. The Company continues to maintain its 19% ownership of the joint venture, and therefore continues to account for this investment under the cost method. The Company has identified the joint venture as a Variable Interest Entity (VIE), but has determined that it is not the primary beneficiary of the VIE. The Company’s current maximum exposure to loss as a result of its involvement with the joint venture is limited to its equity investment.
Long-term receivables related to funding are mainly public grants to be received from governmental agencies in Italy as part of long-term research and development, industrialization and capital investment projects.
Long-term receivables related to tax refund correspond to tax benefits claimed by the Company in certain of its local tax jurisdictions, for which collection is expected beyond one year.
In 2006, the Company entered into cancellable swaps with a combined notional value of $200 million to hedge the fair value of a portion of the convertible bonds due 2016 carrying a fixed interest rate. The cancellable swaps convert the fixed rate interest expense recorded on the convertible bonds due 2016 to a variable interest rate based upon adjusted LIBOR. The cancellable swaps meet the criteria for designation as a fair value hedge, as further detailed in Note 21 and are reflected at their fair value in the consolidated balance sheet as at March 31, 2007.

14. Long-term Debt
Long-term debt consisted of the following:

	(Unaudited)	(Audited)
In million of U.S dollars	As at March 31, 2007	As at December 31, 2006
Bank loans:
2.57% (weighted average), due 2007, fixed interest rate	33	65
5.67% (weighted average), due 2007, variable interest rate	28	30
5.72% due 2008, floating interest rate at Libor + 0.40%	49	49
5.81% due 2009, floating interest rate at Libor + 0.40%	35	35

Funding program loans:
1.43% (weighted average), due 2009, fixed interest rate	18	18
0.90% (weighted average), due 2010, fixed interest rate	45	45
2.88% (weighted average), due 2012, fixed interest rate	12	12
0.50% (weighted average), due 2014, fixed interest rate	10	8
0.83% (weighted average), due 2017, fixed interest rate	54	53
5.37% due 2014, floating interest rate at Libor + 0.017%	140	140

Capital leases:
5.03%, due 2017, fixed interest rate	25	23

Senior Bonds
4.30%, due 2013, floating interest rate at EURIBOR + 0.40%	666	659

Convertible debt:
-0.50% convertible bonds due 2013	2	2
1.5% convertible bonds due 2016	996	991

Total long-term debt	2,113	2,130

Less current portion	(103)	(136)

Total long-term debt, less current portion	2,010	1,994

In August 2003, the Company issued $1,332 million principal amount at maturity of zero coupon unsubordinated convertible bonds due 2013. The bonds were issued with a negative yield of 0.5% that resulted in a higher principal amount at issuance of $1,400 million and net proceeds of $1,386 million. The negative yield through the first redemption right of the holder totals $21 million and was recorded in capital surplus. The bonds are convertible at any time by the holders at the rate of 29.9144 shares of the Company’s common stock for each one thousand dollar face value of the bonds. The holders may redeem their convertible bonds on August 5, 2006 at a price of $985.09, on August 5, 2008 at $975.28 and on August 5, 2010 at $965.56 per one thousand dollar face value of the bonds. Pursuant to the terms of the convertible bonds due 2013, the Company was required to purchase, at the option of the holders, 1,397,493 convertible bonds, at a price of $985.09 each between August 7 and August 9, 2006. This resulted in a cash payment of $1,377 million. The outstanding long-term debt corresponding to the 2013 convertible debt amounted to approximately $2 million as at March 31,2007 corresponding to the remaining 2,505 bonds valued at August 5, 2008 redemption price. At any time from August 20, 2006 the Company may redeem for cash at their negative accreted value all or a portion of the convertible bonds subject to the level of the Company’s share price.
In February 2006, the Company issued $974 million principal amount at maturity of zero coupon senior convertible bonds due in February 2016. The bonds were issued at 100% of principal with a yield to maturity of 1.5% and resulted in net proceeds to the Company of $974 million less transaction fees. The bonds are convertible by the holder at any time prior to maturity at a conversion rate of 43.118317 shares per one thousand dollar face value of the bonds corresponding to 41,997,240 equivalent shares. This conversion rate is subject to adjustments upon the occurrence of certain events, such as the distribution of certain levels of dividends. A portion of the cash dividend as submitted to the Company’s shareholders’ approval in the general meeting of shareholders held on April 26, 2007 will determine a slight change of such conversion rate. The holders can also redeem the convertible bonds on February 23, 2011 at a price of $1,077.58, on February 23, 2012 at a price of $1,093.81 and on February 24, 2014 at a price of $1,126.99 per one thousand dollar face value of the bonds. The Company can call the bonds at any time after March 10, 2011 subject to the Company’s share price exceeding 130% of the accreted value divided by the conversion rate for 20 out of 30 consecutive trading days. The Company may redeem for cash at the principal amount at issuance plus accumulated gross yield all, but not a portion, of the convertible bonds at any time if 10% or less of the aggregate principal amount at issuance of the convertible bonds remain outstanding in certain circumstances or in the event of changes to the tax laws of the Netherlands or any successor jurisdiction. In the second quarter 2006, the Company entered into cancellable swaps with a combined notional value of $200 million to hedge the fair value of a portion of these convertible bonds. As a result of the cancellable swap hedging transactions, as described in further detail in Note 21, the effective yield on the $200 million principal amount of the hedged convertible bonds has increased from 1.5% to 2.0% as of March 31, 2007.
In March 2006, STMicroelectronics Finance B.V. (“ST BV”), a wholly owned subsidiary of the Company, issued floating rate senior bonds with a principal amount of Euro 500 million at an issue price of 99.873%. The notes, which mature on March 17, 2013, pay a coupon rate of the three-month Euribor plus 0.40% on the 17th of June, September, December and March of each year through maturity. In the event of changes to the tax laws of the Netherlands or any successor jurisdiction, ST BV or the Company, may redeem the full amount of senior bonds for cash. In the event of certain change in control triggering events, the holders can cause ST BV or the Company to repurchase all or a portion of the bonds outstanding.
15. Earnings per Share
Basic net earnings per share (“EPS”) is computed based on net income available to common shareholders using the weighted-average number of common shares outstanding during the reported period; the number of outstanding shares does not include treasury shares. Diluted EPS is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period, such as stock issuable pursuant to the exercise of stock options outstanding, nonvested shares granted and the conversion of convertible debt.

	(unaudited)
	Three Months Ended
	March 31,	April 1,
(In millions of U.S. dollars, except per share amounts):	2007	2006
Basic Earnings per Share:
Net income	74	132
Weighted average shares outstanding	897,402,069	894,522,783

Earnings per Share (basic)	0.08	0.15

Diluted Earnings per Share:
Net income	74	132
Interest expense on convertible debt, net of tax	—	3
Net income, adjusted	74	135

Weighted average shares outstanding	897,402,069	894,522,783
Dilutive effect of stock options	18,495	703,057
Dilutive effect of nonvested shares	2,892,415	1,959,048
Dilutive effect of convertible debt	74,936	58,955,902
Number of shares used in calculating Earnings per Share	900,387,915	956,140,790

Earnings per Share (diluted)	0.08	0.14

As of March 31, 2007, common shares issued were 910,183,983 shares of which 12,762,047 shares were owned by the Company as treasury stock.
As of March 31, 2007, there were outstanding stock options exercisable into the equivalent of 56,029,416 common shares. There was also the equivalent of 42,072,176 common shares outstanding for convertible debt, out of which 74,936 for the 2013 bonds and 41,997,240 for the 2016 bonds. None of these bonds have been converted to shares during the first quarter of 2007.
16. Retirement plans
The Company and its subsidiaries have a number of defined benefit pension plans covering employees in various countries. The plans provide for pension benefits, the amounts of which are calculated based on factors such as years of service and employee compensation levels. Eligibility is generally determined in accordance with local statutory requirements.
For Italian termination indemnity plan (“TFR”), the Company continues to measure the vested benefits to which Italian employees are entitled as if they retired immediately as of March 2007, in compliance with the Emerging Issues Task Force Issue No. 88-1, Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan (“EITF 88-1”). Nevertheless, since December 31, 2006, the TFR has been reported according to FAS 132(R), as any other defined benefit plan. The information presented below for the first quarter of 2006 has been modified accordingly.

The components of the net periodic benefit cost include the following:

	(Unaudited)
	Three Months ended
	March 31,	April 1,
In millions of U.S dollars	2007	2006
Service cost	10	10
Interest cost	7	5
Expected return on plan assets	(4)	(3)
Amortization of net (gain) and loss	—	1

Net periodic benefit cost	13	13

Employer contributions paid and expected to be paid in 2007 are consistent with the amounts disclosed in the consolidated financial statements for the year ended December 31, 2006.
17. Dividends
Upon the proposal of the Company’s Management Board and the recommendation of the Supervisory Board the shareholders approved at the Annual General Meeting of Shareholders (“AGM”) on April 26, 2007 the distribution of a cash dividend of $0.30 per share.
At the Annual General Meeting of Shareholders on April 27, 2006 shareholders approved the distribution of $0.12 per share in cash dividends. The dividend amount of approximately $107 million was paid in the second quarter of 2006.
18. Treasury Stock
In 2002 and 2001, the Company repurchased 13,400,000 of its own shares, for a total amount of $348 million, which were reflected at cost as a reduction of the shareholders’ equity. No treasury shares were acquired in 2007 and 2006.
The treasury shares have been designated for allocation under the Company’s share based remuneration programs on non-vested shares including such plans as approved by the 2005 and 2006 Annual General Meeting of Shareholders. As of March 31, 2007, 637,953 of these treasury shares have been transferred to employees under the Company’s share based remuneration programs, following the vesting as of April 27, 2006 of the first tranche of the stock award plan granted in 2005 and the acceleration of the vesting of a limited number of stock awards. As of April 1, 2006 none of the common shares repurchased had been transferred to employees under the Company’s share based remuneration programs.
19. Contingencies and Uncertainties in Income Tax Positions
The Company is subject to the possibility of loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Company, breach of contract claims, claims for unauthorized use of third party intellectual property as well as claims for environmental damages. In determining loss contingencies, the Company considers the likelihood of a loss of an asset or the incurrence of a liability as well as the ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when it is probable that a liability has been incurred and when the amount of the loss can be reasonably estimated. The Company regularly reevaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Company. Changes in these evaluations could result in adverse material impact on the Company’s results of operations, cash flows or its financial position for the period in which they occur.
With the adoption of FIN 48 in the first quarter of 2007, the Company applies a two-step process for the evaluation of uncertain income tax positions based on a “more likely than not” threshold to determine if a tax position will be sustained upon examination by the taxing authorities, as described in details in Note 5. The tax years that remain open for review in the Company’s major tax jurisdictions are from 1996 to 2006. Total unrecognized tax benefits as of the date of adoption amounts to $82 million, of which $74 million correspond to tax exposure provisions recorded under accounting principles applicable prior to FIN 48 adoption. The total amount of these unrecognized tax benefits would affect the effective tax rate, if recognized. Interest and penalties recognized in the consolidated balance sheet as at the adoption date and in the consolidated statement of income for the three months ended March 31, 2007 are not material. Additionally, there is no reasonable possibility that the total amount of unrecognized tax benefits will significantly increase or decrease within the next twelve months. Nevertheless, this assertion is based on events and circumstances as know today. Events may occur in the near future that would cause a material change in the estimate of the unrecognized tax benefit.
20. Claims and Legal proceedings
The Company has received and may in the future receive communications alleging possible infringements, in particular in case of patents and similar intellectual property rights of others. Furthermore, the Company may become involved in costly litigation brought against the Company regarding patents, mask works, copy-rights, trade-marks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Company, the Company may be required to license the underlying intellectual property right at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Company’s results of operations, cash flows or financial position and ability to compete.
The Company is involved in various lawsuits, claims, investigations and proceedings incidental to the normal conduct of its operations, other than external patent utilization. These matters mainly include the risks associated with claims from customers or other parties. The Company has accrued for these loss contingencies when the loss is probable and can be estimated. The Company regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Company. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Company’s interests, or in the event the Company needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize.

The Company is currently a party to legal proceedings with SanDisk Corporation (“SanDisk”) and Tessera Technologies, Inc (“Tessera”). Based on management’s current assumptions made with support of the Company’s outside attorneys, the Company is not currently in a position to evaluate any probable loss, which may arise out of such litigation.
On September 15, 2006 the Company filed a criminal complaint with the Public Prosecutor in Lugano, Switzerland following the discovery by its management in 2006 of a fraud perpetrated by its former treasurer, who retired at the end of 2005, relating to certain foreign exchange transactions that took place from 1998 until the end of 2005. Following such complaint, the former treasurer was arrested and charged in November 2006, along with three individuals not employed by the Company. The company is currently actively pursuing the recovery of the amounts that had been illegally misappropriated.
21. Derivative instruments
Foreign Currency Forward Contracts Not Designated as a Hedge
The Company conducts its business on a global basis in various major international currencies. As a result, the Company is exposed to adverse movements in foreign currency exchange rates. The Company enters into foreign currency forward contracts to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Company’s subsidiaries. These instruments do not qualify as hedging instruments under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“FAS 133”) and are marked-to-market at each period-end with the associated changes in fair value recognized in “other income and expenses, net” in the consolidated statements of income.
Cash Flow Hedges
To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Company also hedges with foreign currency forward contracts and currency options certain euro-denominated forecasted transactions that cover at year-end a large part of its research and development, selling general and administrative expenses as well as a portion of its front-end manufacturing production costs of semi-finished goods.
The foreign currency forward contracts and currency options used to hedge exposures are reflected at their fair value in the consolidated balance sheet and meet the criteria for designation as cash flow hedges. The criteria for designating a derivative as a hedge include the instrument’s effectiveness in risk reduction and, in most cases, a one-to-one matching of the derivative instrument to its underlying transaction. Foreign currency forward contracts and currency options used as hedges are effective at reducing the euro/U.S. dollar currency fluctuation risk and are designated as a hedge at the inception of the contract and on an on-going basis over the duration of the hedge relationship. Effectiveness on transactions hedged through purchased currency options is measured on the full fair value of the option, including the time value of the option. For these derivatives, ineffectiveness appears if the hedge relationship is not perfectly effective or if the cumulative gain or loss on the derivative hedging instrument exceeds the cumulative change on the expected cash flows on the hedged transactions. The ineffective portion of the hedge is immediately reported in “other income and expenses, net” in the consolidated statements of income. The gain or loss from the effective portion of the hedge is reported as a component of

“accumulated other comprehensive income” in the consolidated statements of changes in shareholders’ equity and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same income statement line item as the impact of the hedged transaction. The gain or loss is recognized immediately in “other income and expenses, net” in the consolidated statements of income when a designated hedging instrument is either terminated early or an improbable or ineffective portion of the hedge is identified.
Fair Value Hedges
In the second quarter 2006, the Company entered into cancellable swaps with a combined notional value of $200 million to hedge the fair value of a portion of the convertible bonds due 2016 carrying a fixed interest rate. These financial instruments correspond to interest rate swaps with a cancellation feature depending on the Company’s convertible bonds convertibility. They convert the fixed rate interest expense recorded on the convertible bond due 2016 to a variable interest rate based upon adjusted LIBOR. The interest rate swaps meet the criteria for designation as a fair value hedge and, as such, both the interest rate swaps and the hedged portion of the bonds are reflected at the fair values in the consolidated balance sheet. The criteria for designating a derivative as a hedge include evaluating whether the instrument is highly effective at offsetting changes in the fair value of the hedged item attributable to the hedged risk. Hedged effectiveness is assessed on both a prospective and retrospective basis at each reporting period. The interest rate swaps are highly effective for hedging the change in fair value of the hedged bonds attributable to changes in interest rates and were designated as a fair value hedge at their inception. Any ineffectiveness of the hedge relationship is recorded as a gain or loss on derivatives as a component of “other income and expenses, net”. If the hedge becomes no longer highly effective, the hedged portion of the bonds will discontinue being marked to fair value while the changes in the fair value of the interest rate swaps will continue to be recorded in the consolidated income statement.
The net loss recognized in “other income and expenses, net” for the three months ended March 31, 2007 as a result of the ineffective portion of this fair value hedge was not material.
22. Segment Reporting
The Company operates in two business areas: Semiconductors and Subsystems.
In the Semiconductors business area, the Company designs, develops, manufactures and markets a broad range of products, including discrete, memories and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital, and mixed-signal applications. In addition, the Company further participates in the manufacturing value chain of Smartcard products through its Incard division, which includes the production and sale of both silicon chips and Smartcards.
Beginning with the first quarter of 2005, the Company reported until December 31, 2006 its semiconductor sales and operating income in three segments:

•	Application Specific Product Groups (“ASG”) segment, comprised of three product lines – Home, Personal and Communication (“HPC”), Computer Peripherals (“CPG”) and new Automotive Product (“APG”);
•	Memory Products Group (“MPG”) segment; and
•	Micro, Power, Analog (“MPA”) segment.
In an effort to better align the Company to meet the requirements of the market, together with the pursuit of strategic repositioning in Flash Memory, the Company announced in December 2006 a reorganization of its product segments into three main segments:
•	Application Specific Product Groups (“ASG”) segment;
•	Industrial and Multisegment Sector (“IMS”) segment; and
•	Flash Memory Group (“FMG”) segment.
ASG segment includes the existing APG, CPG and HPC product lines and the newly created Mobile, Multimedia and Communications Group and Home, Entertainment and Display Group. IMS segment contains the Microcontrollers, Memories and Smartcards Group and the Analog, Power and MEMS Group. FMG segment incorporates all Flash Memory operations, including research and development and product-related activities, front- and back-end manufacturing, marketing and sales.
The new product segments became effective on January 1, 2007. The Company has restated its results in prior periods for illustrative comparisons of its performance by product segment. The preparation of segment information according to the new segment structure requires management to make significant estimates, assumptions and judgments in determining the operating income of the segments for the prior reporting periods. However management believes the 2006 quarter’s presentation is representative of 2007 and is using these comparatives when managing the Company.
The Company’s principal investment and resource allocation decisions in the Semiconductor business area are for expenditures on research and development and capital investments in front-end and back-end manufacturing facilities. These decisions are not made by product segments, but on the basis of the Semiconductor Business area. All these product segments share common research and development for process technology and manufacturing capacity for most of their products.
In the Subsystems business area, the Company designs, develops, manufactures and markets subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to its business as a whole, the Subsystems segment does not meet the requirements for a reportable segment as defined in Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (“FAS 131”).

The following tables present the Company’s consolidated net revenues and consolidated operating income by semiconductor product segment. For the computation of the Groups’ internal financial measurements, the Company uses certain internal rules of allocation for the costs not directly chargeable to the Groups, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. Additionally, in compliance with the Company’s internal policies, certain cost items are not charged to the Groups, including impairment, restructuring charges and other related closure costs, start-up costs of new manufacturing facilities, some strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate level operating expenses and certain other miscellaneous charges.
Net revenues by product segment

	(unaudited)
	Three months ended
	March 31,	April 1,
In million of U.S dollars	2007	2006
Net revenues by product segment:
Application Specific Product Groups segment	1,220	1,317
Industrial and Multisegment Sector segment	722	621
Flash Memory Group segment	323	412
Others(1)	11	14
Total consolidated net revenues	2,276	2,364

(1)	Includes revenues from sales of subsystems and other products not allocated to product segments.

Operating income (loss) by product segment

	(unaudited)
	Three months ended
	March 31,	April 1,
In million of U.S dollars	2007	2006
Operating income (loss) by product segment:
Application Specific Product Groups segment	(1)	95
Industrial and Multisegment Sector segment	107	77
Flash Memory Group segment	(17)	(16)
Total operating income of product segments	89	156
Others(1)	(27)	(16)
Total consolidated operating income	62	140

(1)	Operating income (loss) of “Others” includes items such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses, such as: strategic or special research and development programs, certain corporate-level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products Group.

	(unaudited)
	Three months ended
	March 31,	April 1,
In million of U.S dollars	2007	2006
Reconciliation to consolidated operating income:
Total operating income of product segments	89	156
Strategic and other research and development programs	(4)	(3)
Start-up costs	(10)	(11)
Impairment, restructuring charges and other related closure costs	(12)	(13)
Other non-allocated provisions(1)	(1)	11
Total operating loss Others(2)	(27)	(16)
Total consolidated operating income	62	140

(1)	Includes unallocated income and expenses such as certain corporate level operating expenses and other costs.

(2)	Operating income (loss) of “Others” includes items such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses, such as: strategic or special research and development programs, certain corporate-level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products Group.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: May 7, 2007	By:	/s/ Carlo Bozotti

		Name:	Carlo Bozotti
		Title:	President and Chief Executive Officer and Sole Member of our Managing Board
Enclosure: STMicroelectronics N.V.’s First Quarter 2007:
•	Operating and Financial Review and Prospects;

•	Unaudited Interim Consolidated Statements of Income, Balance Sheets, Statements of Cash Flow and Statements of Changes in Shareholders’ Equity and related Notes; and

•	Certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, submitted to the Commission on a voluntary basis.